[GRAPHIC OMITTED]

                                                                  LAW DEPARTMENT
                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                                       1300 SOUTH CLINTON STREET
                                                            FORT WAYNE, IN 46802

                                                 Colleen E. Tonn, SENIOR COUNSEL
                                                             Phone: 260-455-6918
                                                               Fax: 260-455-5135
                                                            Colleen.Tonn@LFG.com


January 27, 2008

Ms. Ellen Sazzman, Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4644

Re:  Lincoln Variable Insurance Products Trust
       Form N-14: Proxy Statement/Prospectus for the LVIP G&I Fund Nos. 811-08090; 333-156125
       Date Filed:  December 15, 2008


Dear Ms. Sazzman:

         The Trust filed via EDGAR a preliminary proxy statement on December 15, 2008. You provided your comments on that filing to me on January 9, 2009 and Tony Busick provided comments to me on January 12, 2009. Following are my responses to those comments:

1. Page 2, "Why am I receiving this Proxy Statement/Prospectus?:" Please clarify the identify of and relationship between Lincoln Financial Group organization, Fund A, LVIP G&I Fund, Fund A and Lincoln Life.

         Response:  Disclosure has been revised.

2. Page 3, "How do the Funds differ:" Revise the second sentence to make it clear that you are referring to the LVIP G&I Fund.

         Response:  Disclosure has been revised.

3. Page 4: Please include "incorporation by reference language" and then file the documents that are being incorporated by reference in this filing.

         Response: These documents are included for reference only; we are not incorporating them by reference.
4. Page 4-5: Is the date of Fund A's Annual Report "2008?" Please correct the date of Fund A's Semi-Annual Report.

         Response:  Disclosure has been revised.

5. Page 9, "How will the Reorganization affect me:"

o Clarify what is meant by "other than liabilities associated with insurance obligations." o Clarify how the proposed Reorganization affects participants under group contracts. o Revise the following sentence: Lincoln Life will keep the same separate account.

         Response:  Disclosure has been revised.

6. Page 9 and 10, "Will the Reorganization result in a change in Voting Procedures?:"

o        Address "direct voting" and "cumulative voting."
o Please confirm the accuracy of this sentence: "Each dollar of the LVIP G&I Fund outstanding is entitled to one vote on all matters submitted to a vote of shareholders."
o Address whether the Reorganization will affect the shareholders rights to vote on fundamental investment objectives.

         Response: Disclosure has been revised. The referenced sentence has been deleted as it was inaccurate.

7. Page 10, "What are the key features of the Reorganization?:"

o Clarify whether the contract owners will retain their contracts. See letter to the SEC, dated December 12, 2008, from Judith Hasenauer, regarding "Pre-filing Discussion: Reorganization of Lincoln National Variable Annuity Fund A.

         Response:  Disclosure has been revised.

8. Page 10, "Will I have to pay any sales load, commission or other transaction fee in connection with the Reorganization?:"

o Please revise the second paragraph to make clear the fee issue and what fees Lincoln Life will pay. o Please clarify the time limit on Lincoln Life's obligation to decrease the mortality and expense charges. o Please clarify whether Lincoln Life's obligation to lower the mortality and expense charges applies to all Fund A contract owners or just to those who are contract owners at this time.
o Please clarify whether Lincoln Life's obligation to lower the mortality and expense charges applies to all Fund A participants under group contracts.

         Response: We have moved the paragraph regarding the fund fees and contract charges to the section entitled "How will the Reorganization affect me?" The disclosure has been revised to incorporate the SEC's comments.

9. Page 11, "How do the Funds' investment objectives, principal investment strategies and risks compare?:"

o Explain what concentration limits apply to Fund A and to the G&I Fund.
o Explain the differences in these limits between the two funds. If differences exist, please disclose them in the risk section.

         Response: Disclosure has been revised. The concentration limits for Fund A and the LVIP G&I Fund are the same. The risks for Fund A and the LVIP G&I Fund are substantially the same.

10. Page 12, Fee Table:

o Provide the Fee Table for Fund A that is similar to the fee table in the Form N-3.
o If certain categories/lines are not applicable, please delete them.
o Consider including a second table that explains the waiver that Lincoln Life is undertaking (see IDS proxy).

         Response: Disclosure has been revised. We have added a second table as suggested by the SEC.

11. Page 13, Fee Examples, the Fee Examples for Fund A should be included as they are stated in Fund A's prospectus.

         Response:  Disclosure has been revised.

12. Page 13-14, Performance:

o For Fund A, please include Fund A's performance taking into account the total contract charges or do not include performance for Fund A.
o Confirm the performance for year 00 for the LVIP G&I Fund.

         Response: We have deleted Fund A's performance as we do not calculate performance for Fund A taking into account all contract charges. We have revised the performance for year 00 for the LVIP G&I Fund.

13. Page 14, Average Annual Total Return Tables, please show Fund A's performance taking into account the total contract charges or do not include this table at all for Fund A.

         Response: We have not included this table because we do not calculate Fund A's performance taking into account the total contract charges.

14. Page 14-15, "Who will be the investment adviser/sub-adviser of my Fund after the Reorganization? What will the advisory and sub-advisory fees be after the Reorganization?:" Please include information about the advisory and sub-advisory fees for Fund A and the LVIP G&I Fund. Consider making this disclosure in a chart.

         Response: We have included a chart regarding the advisory and sub-advisory fees for the LVIP G&I Fund.

15. Page 16, "Board Considerations:" Please include the Independent Trustees' Board considerations. Will these include the Board's consideration that the contract expenses will stay the same following the Reorganization?

         Response:  Disclosure has been revised.

16. Page 16, "Agreement and Plan of Reorganization:"

o Clarify language in the parenthesis in the first sentence. o Revise language in the second and third paragraphs.

         Response:  Disclosure has been revised.

17. Page 17, "Description of the LVIP G&I Fund Shares:" Explain what is meant by statement that each share will be "fully paid and non-assessable" when issued.

         Response:  Disclosure has been revised.

18. Page 17, "Federal Income Tax Consequences:"

o Second paragraph: Is the first sentence accurate that a Contract Owner is limited to surrendering his/her contract or exchanging his/her contract if he/she does not wish to invest in the G&I Fund? Do they have the option to move to the fixed side of the contract?
o Please add the specific findings/determinations regarding the tax impact of the Reorganization that is contained in the Form of Agreement
o Please indicate what tax section will apply to this Reorganization.

         Response: Disclosure has been revised. The section of the Code that will apply to this Reorganization is Section 368(a)(1)(C).

19. Page 18, Capitalization Table:

o        Add accumulation units and unit value for Fund A
o Please provide a footnote explaining the adjustment in the capital for the G&I Fund.

         Response:  Disclosure has been revised.

20. Page 18, "Principal Investment Strategies and Risks of each Fund:"

o Describe the size of the companies in which Fund A invests.
o Describe how the investment adviser for Fund A decides how to invest in companies/securities.

         Response:  Disclosure has been revised.



21. Page 19, "Principal Investment Strategies and Risks of each Fund," LVIP Growth & Income Fund:

o Disclose the capitalization range for the Russell 1000 Index.
o If the G&I Fund invests in any other asset class than large cap stocks, include this in the synopsis section and in the principal risks section.

         Response: Disclosure has been revised. The LVIP G&I Fund and Fund A invest in large cap stocks and mid cap stocks.

22. Page 19, "Principal Risks," provide greater disclosure in this section.

         Response:  Disclosure has been revised.

23. Page 21, "Manager of Managers," please provide the Release number to the SEC.

         Response:         The Manager of Managers' Exemptive Order for the
                           Trust, of which the LVIP G&I Fund is a series, is Investment Company Act Release No. IC-27512;
                           812-12986, Delaware Management Business Trust, et al.
                           (October 10, 2006)

24. Page 22, "Investment Adviser and Sub-Advisers," check the reference to the annual or semi-annual report for the discussion regarding the basis for the Board of Managers' approval of the investment advisory and sub-advisory contracts for the LVIP G&I Fund.

         Response: The disclosure has been revised. A discussion regarding the basis for the Board of Trustees' approval of the investment advisory and sub-advisory contracts for the LVIP G&I Fund is available in the annual report to shareholders for the twelve month period ended December 31, 2006.

25. Page 24, "Certain Management Considerations:"

o Confirm that the acquiring fund has disclosed these considerations in the Fund's current prospectus. o Include some possible adverse affects to the Fund from these transactions.

         Response: This disclosure is included in the LVIP G&I Fund's prospectus in the section entitled "Certain Management Considerations." The disclosure in this Proxy Statement/Prospectus has been revised.

26. Page 24, "Voting Information:"

o Include information on how a contract holder can revoke his/her vote. (Item 2 of Form N-14). o Disclose if any shares of the fund are held by the adviser or the sub-adviser. If so, indicate that they will be vote in the same proportion as the other contract owners vote for each issue.

         Response:
o        The disclosure has been revised.
o No shares of the LVIP G&I Fund are owned by the adviser or the sub-adviser.

27. Page 25, Quorum Requirements/Votes Necessary to Approve Proposals, fifth paragraph, indicate that the echo voting referred to in this paragraph could result in a small number of contract owners affecting the vote.

         Response:  Disclosure has been revised.

28. Page 26, Contract Owner Proposal, second paragraph: Please disclose why timely proposals from contract owners may not be included.

         Response:  Disclosure has been revised.

29. Exhibit A: Include the actual reorganization agreement.

         Response:  The actual Agreement and Plan of Reorganization is attached.

30. Exhibit C: Include outstanding shares of the acquiring fund (Item 7 of Form N-14).

         Response: Exhibit C has been revised to reflect the outstanding shares of the LVIP G&I Fund.

31. Include proxy card.

         Response: We have included a copy of the proxy cards with this correspondence filing.

32.      Please confirm that the Power of Attorney contains a 33 Act Number.
    You have indicated that the 33 Act number for this filing should be #156125.

         Response: The Power of Attorney that will be filed with the Form N-14A filing will include this 33 Act number.

33. Tandy representations must be submitted.

         Response:   In regards to the referenced filing, the Trust acknowledges the following:

o The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

o The action of the Commission or the Staff in declaring this filing effective does not foreclose the Commission from taking any action with respect to the filing; and

o The Trust may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


      Feel free to call me at 260-455-6918 with any further questions or comments. As always, thank you for your assistance.

Very truly yours,

/s/ Colleen E. Tonn

Colleen E. Tonn
Senior Counsel

                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                       ----------------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                      -----------------------------------


                                                               January 28, 2008



Dear Contract Owner or Participant:

         Enclosed you will find a Notice and Proxy Statement/Prospectus for a special meeting of contract owners of Lincoln National Variable Annuity Fund A ("Fund A") to be held on April 8, 2009. The special meeting will be held at 9:00 a.m., local time, at 1300 South Clinton Street, Fort Wayne, IN 46802. The following proposals will be considered and acted upon at the meeting:

     Proposal 1: To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund, a series of the Lincoln Variable Insurance Products Trust, in exchange for Standard Class shares of LVIP Delaware Growth and Income Fund, and to restructure Fund A into a unit investment trust.

     Proposal 2: To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         After reviewing this matter carefully, the Board of Managers of Fund A unanimously recommends that you vote FOR the proposals. Your vote is extremely important regardless of the number of votes that you hold. Please take a few minutes to review this material, cast your vote on the enclosed proxy and return it in the enclosed postage-paid envelope. Your prompt response is needed so that the necessary quorum and vote can be obtained. It is important that your vote be received prior to the special meeting.

         We appreciate your participation and prompt response in this matter, and thank you for your continued support.



                                      By Order of the Fund's Board of Managers



                                      Cynthia A. Rose

                                      Secretary

                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                      -------------------------------

                           PROXY STATEMENT/PROSPECTUS
                        --------------------------------



         This Proxy Statement/Prospectus is being furnished to you in connection with the solicitation of proxies relating to the special meeting of contract owners of Lincoln National Variable Annuity Fund A. The special meeting will be held on April 8, 2009 at 9:00 a.m., local time, at 1300 South Clinton Street, Fort Wayne, IN 46802.

         The special meeting is for the purpose of considering and acting on the following matters:


         1. To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income Fund ("LVIP G&I Fund"), a series of Lincoln Variable Insurance Products Trust, a mutual fund registered under the 1940 Act, in exchange for Standard Class shares of the LVIP G&I Fund, and to restructure Fund A as a unit investment trust.


         2. To consider and act upon such other business as may properly come before the special meeting or any adjournment(s) or postponement(s) thereof.

         After careful consideration, the Board of Managers of Fund A unanimously approved the proposals and recommends that contract owners vote "FOR" the proposals. The matters referred to above are discussed in detail in this Proxy Statement/Prospectus. The Board of Managers of Fund A has fixed the close of business on January 9, 2009 as the record date for determining contract owners entitled to notice of and to vote at the special meeting, and any adjournment thereof.

         Whether or not you plan to attend the special meeting, please complete, sign, and return the enclosed proxy promptly so that you will be represented at the special meeting. If you have returned a proxy and are present at the special meeting, you may change the vote specified in the proxy at that time. However, attendance at the special meeting, by itself, will not revoke a previously tendered proxy.

         The date of the first mailing of the proxy cards and this Proxy Statement/Prospectus by us will be on or about January 28, 2009. If you have any questions about the meeting, please feel free to call us at (800) 4LINCOLN 9454-6265).


         This Proxy Statement/Prospectus, which should be retained for future reference, sets forth concisely the information about the LVIP G&I Fund that a prospective investor should know before investing. We recommend that you read this Proxy Statement/Prospectus in its entirety as the explanations will help you to decide how to vote on the Proposals. A Statement of Additional Information dated ____________________, 2009, relating to this Proxy Statement/Prospectus and the reorganization is incorporated hereby by reference. If you would like a copy of this Statement of Additional Information, call (800)4LINCOLN (454-6265), or write the LVIP Trust at P.O. Box 2340, Fort Wayne, Indiana 46801 and you will be mailed one promptly, free of charge.

Mutual fund shares are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Proxy Statement/Prospectus. Any representation to the contrary is a criminal offense.

                              QUESTIONS AND ANSWERS

Q. Why am I receiving this Proxy Statement/Prospectus?

         You are receiving this Proxy Statement/prospectus because you own a contract or certificate issued by The Lincoln National Life Insurance Company (Lincoln Life) and such contract or certificate was issued through Lincoln National Variable Annuity Fund A (Fund A), a separate account of Lincoln Life. Lincoln Life is a wholly owned subsidiary of Lincoln National Corporation (LNC).

         Because the contracts are no longer being sold, the asset base of Fund A has been declining over the years and will not increase substantially in the foreseeable future. Accordingly, the administration costs for Fund A cannot benefit from economies of scale. Further, the LNC organization has been operating the LVIP G&I Fund, which has investment objectives, strategies and risks substantially similar to those of Fund A, since June 15, 1981. The Board of Managers of Fund A determined that, rather than continuing to operate Fund A as an actively managed portfolio, it would be more efficient to restructure Fund A into unit investment trust (New UIT), which will invest in shares of the LVIP G&I Fund, a registered investment company. The contracts and certificates issued through the Lincoln Life separate account, currently Fund A, will remain in this separate account. What will change in the structure of the separate account as a New UIT.

         The reorganization is intended to eliminate duplication of costs and other inefficiencies arising from having two comparable investment vehicles operated by the LNC organization. Also, the contract owners and participants are expected to benefit from the larger asset base in the LVIP G&I Fund that will result from the Reorganization. The larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts.


         Further, the end result of the reorganization will be an organizational structure for the contract owners and participants that is more common in the variable annuity industry than the current organization structure. All of Lincoln Life's other individual variable annuity products are structured with two tiers or levels; namely, the insurance company separate account purchases shares of mutual funds and those mutual funds hold diverse portfolios of investments. Currently, Fund A is a one-tier structure consisting of an insurance company separate account that invests directly in a diverse portfolio of investments. The Reorganization will move Fund A from a one-tier structure to the more common two-tiered structure.

         This Proxy Statement/Prospectus is soliciting the contract owners and participants of Fund A to approve the Agreement and Plan of Reorganization, which contemplates the transfer of all of the asset and liabilities of Fund A to the LVIP G&I Fund in exchange for Standard Class shares of the LVIP G&I Fund having an aggregate value equal to the net asset value of Fund A, and the restructuring of Fund A into a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act"), that will invest in Standard Class shares of the LVIP G&I Fund (the Reorganization). No sales charge will be imposed on the shares of the LVIP G&I Fund received by the Fund A, the New UIT.

         You are being asked to approve the Reorganization Agreement and the related transactions. Because contract owners and participants of Fund A are being asked to approve a Reorganization that will result in them having an interest in shares of the LVIP G&I Fund, this document also serves as a Prospectus for the LVIP G&I Fund.


         Accompanying this Proxy Statement/Prospectus as Exhibit A is a copy of the Agreement and Plan of Reorganization pertaining to the transaction.

Q. How do the Funds differ?


         The investment objective of each Fund includes long-term capital appreciation, and Fund A's investment objective also includes a current income component. The investment strategy of the LVIP G&I Fund also includes an income component. As a result, the two Funds hold investments that are substantially similar.


         Each Fund is an equity fund with a diversified portfolio. They primarily invest in stocks of large-sized U.S. companies. Both Funds benchmark their investment performance against the Russell 1000 Index, which consists of the 1,000 largest U.S. companies based on total market capitalization.

Q. Will there be any tax consequences as a result of the merger?

         The Reorganization is being structured as a tax-free reorganization. See Information About the Reorganization---Federal Income Tax Consequences.

Q. Will my vote make a difference?

         Your vote is important regardless of the number of shares attributable to your contract and/or qualified plan. To avoid the added cost of follow-up solicitations and possible adjournments, please take a few minutes to read the proxy statement/prospectus and provide your vote. It is important that your vote be received before the special meeting.

Q. Who will pay for the costs of the preparation, printing and mailing of this Proxy Statement/Prospectus?


         The Lincoln National Life Insurance Company, the issuer of the Contracts, has agreed to pay the costs of the Reorganization, which includes preparation of the Proxy Statement/Prospectus, printing and distributing proxy materials, legal fees, accounting fees, and expenses of holding the shareholder meeting. We do not anticipate any brokerage costs associated with repositioning Fund A's portfolio holdings as a result of the Reorganization.


Q. How does the Board recommend that I vote?

         The Board of Managers of the Fund recommends that you vote to APPROVE the Reorganization on behalf of the Fund.

Q. How do I give my voting instructions?


   ----------------------------------------------------------------------------

                             VOTING PROCEDURES
   ----------------------------------------------------------------------------

   Contract Owners/Participants are urged to designate their choice on the matter to be acted upon by using one of the following three methods:

   1.   BY INTERNET
   o Read the Proxy Statement/Prospectus.
   o Go to the voting link found on your proxy card.
   o Follow the instructions using your proxy card as a guide.
   o (Do not mail the proxy card if you provide voting instructions by Internet.)

   2.   BY MAIL
   o Read the Proxy Statement/Prospectus.
   o Date, sign, and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States.

   3.   BY TELEPHONE
   o Read the Proxy Statement/Prospectus.
   o Call the toll-free number found on your proxy card.
   o Follow the recorded instructions using your proxy card as a guide.
(Do not mail the proxy card if you provide voting instructions by telephone.)
   ----------------------------------------------------------------------------



Q. Who do I call if I have questions?


         If you have any questions about the meeting or anything in this Proxy Statement/Prospectus, please feel free to call us toll free at (800)
4LINCOLN (454-6265).


Q. Is there any other information available to me?

         Fund A. The following documents have been filed with the Securities and Exchange Commission (SEC) File Nos. 002-25618 and 002-26342): (i) the Prospectus of Fund A (Individual), dated April 30, 2008, which is incorporated herein by reference into this Proxy Statement/Prospectus; (ii) the Prospectus of Fund A (Group), dated April 30, 2008; (iii) the Statement of Additional Information for Fund A (Individual), dated April 30, 2008; (iv) the Statement of Additional Information for Fund A (Group), dated April 30, 2008; (v) the Annual Report for Fund A dated December 31, 2007; and (vi) the Semi-Annual Report for Fund A dated June 30, 2008.

         LVIP G&I Fund. The following documents have been filed with the SEC (SEC File Nos. 811-08090); (i) the Prospectus of the LVIP G&I Fund (Standard Class Shares), dated April 30, 2008; (ii) the Statement of Additional Information for the LVIP G&I Fund, dated April 30, 2008; (iii) the Annual Report for the LVIP G&I Fund, dated December 31, 2007; and (iv) the Semi-Annual Report for the LVIP G&I Fund, dated June 30, 2008.


         Copies of each of these documents, the Statement of Additional Information related to this Proxy Statement /Prospectus and any subsequently released shareholder reports are available upon request by calling (800) 4LINCOLN (454-6265) or by writing to P.O. Box 2340, Fort Wayne,
Indiana 46801 and you will be mailed one free of charge. You can also access the Annual /Reports and Semi-Annual Reports and any subsequently released shareholder reports at:


           http://www.annuitycontent.lnc.com/LLsup/PDFLibrary/19875A.pdf

         http://www.annuitycontent.lnc.com/llsup/PDFLibrary/SAR-A-MF5.pdf


         You can review and copy information about Fund A and the LVIP G&I Fund at the SEC's Public Reference Room in Washington, DC. To learn more about this service, call the SEC at (202)551-8090. Reports and other information about the Funds are also available on the SEC's Internet site at www.sec.gov, or you can receive copies of this information, for a fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, DC 20549-0102.





                                                  TABLE OF CONTENTS
                                                                                                                  Page


INTRODUCTION.....................................................................................................................

SUMMARY....................................................................................................................

         How will the Reorganization affect
         me?.......................................................................................

         Will the Reorganization result in a change in Voting Procedures?...........................................

         Why is the Reorganization being proposed?
         .............................................................................

         What are the key features of the
         Reorganization?....................................................................

         Will I have to pay any sales load, commission or other transaction fee in connection with the
         Reorganization?.................................................................................................

         How does the Board of Managers recommend that I vote?...................................................

         What happens if the contract owners do not approve the Reorganization?.......................

         How do the Funds' investment objectives, principal investment strategies and risks
         compare?.................................................................................................................

         How do the Funds' fees and expenses
         compare?.....................................................................

         How do the Funds' performance records
         compare?................................................................

         Who will be the investment adviser/sub-adviser of my Fund after the Reorganization?....

         What will the advisory and sub-advisory fees be after the Reorganization?........................

         What will be the primary federal tax consequences of the Reorganization?........................

         Dividends and Distributions............................................................................

         Shareholder Voting Rights............................................................................

         Appraisal Rights........................................................................................

INFORMATION ABOUT THE REORGANIZATION.................................................

         Reasons for the Reorganization....................................................................

         Board Considerations..............................................................................

         Agreement and Plan or Reorganization.......................................................





                                                                                                                  Page


         Description of the LVIP G&I Fund's Shares......................................................

         Federal Income Tax Consequences.................................................................

         Pro-Forma Capitalization...........................................................................

COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES.............................

         Investment Objectives of each Fund..............................................................

         Principal Investment Strategies and Risks of each Fund....................................

         Principal Risks.......................................................................................

         Other Investment Strategies and Risks of Each Fund.......................................

MORE INFORMATION ABOUT THE FUNDS......................................................

         Management of the Funds........................................................................

         Manager of Manager..............................................................................

         Investment Adviser and Sub-Advisers........................................................

         Market Timing....................................................................................

         Portfolio Holdings Disclosure..................................................................

         Distributions and Federal Income Tax Considerations.................................

         Certain Management Considerations......................................................

GENERAL INFORMATION............................................................................

         Share Ownership.................................................................................

         Voting Information.................................................................................

         Quorum Requirements/Votes Necessary to Approve Proposals..........................

         Adjournment........................................................................................

         Availability of Certain Other Information...................................................

         Other Business....................................................................................

         Contract Owner Proposals.....................................................................
                                                                                                                  Page
         Communications to the Board..........................................................................

         Legal Matters..............................................................................................

EXHIBIT A:  Agreement and Plan of Reorganization  ...............................................................A-1
EXHIBIT B:  Management's Discussion of Fund Performance and Financial Highlights...........   B-1
EXHIBIT C:  Ownership of Shares as of Record
Date...........................................................................C-1


                               INTRODUCTION

                          -------------------------

                                   PROPOSAL 1
               To Approve an Agreement and Plan of Reorganization

                         --------------------------



                              SUMMARY

This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Proxy Statement/Prospectus and the Agreement and Plan of Reorganization, which is attached hereto as Exhibit A.

How will the Reorganization affect me?


         This Proxy Statement/Prospectus is soliciting contract owners and participants of Fund A, to approve a proposed reorganization of Fund A whereby
(1) the assets and liabilities of Fund A (other than liabilities associated with insurance obligations) will be transferred to the LVIP G&I Fund, a series of Lincoln Variable Insurance Products Trust, an open-end management investment company registered under the 1940 Act, in exchange for Standard Class shares of the LVIP G&I Fund and (2) Fund A will be restructured as a unit investment trust (New UIT) under the Investment Company Act of 1940, as amended ("1940 Act") (Reorganization). If contract owners and participants approve the Reorganization, then immediately following the consummation of the Reorganization, each contract owner and participant will have an interest in the New UIT equal in value to that contract owner's or participants interest in Fund A immediately prior to the Reorganization.

         The contract owners and participants are being asked to approve the Reorganization Agreement and the related transactions pursuant to which the Reorganization transaction would be accomplished. Because the contract owners and participants of Fund A are being asked to approve a Reorganization transaction that will result in them holding an interest in shares of the LVIP G&I Fund through their ownership of a Lincoln Life contract or certificate issued through Fund A, this document also serves as a Prospectus for the LVIP G&I Fund.

         Immediately after the Reorganization, each contract owner's or participant's interest in the New UIT will have a value identical to the value of the contract owners' or participants' interests in Fund A immediately before the Reorganization. The value of your variable annuity contract (contract) will remain in the same Lincoln Life separate account, but that separate account, which has been reorganized into the New UIT, will invest in the LVIP G&I Fund following the Reorganization.


         There will be no change in the contracts or in the rights of contract owners or participants under those contracts after the Reorganization. Also, there will be no change in purchase or transfer privileges or surrender or withdrawal procedures. Insurance obligations under contracts issued by Lincoln Life (e.g., death benefits, surrender benefit, and annuity payments) and currently supported by the assets of Fund A will be supported by the assets of the New UIT after the reorganization.


         In addition, the charges provided for in the contracts will not increase as a result of the reorganization. The current level of operating expenses for the LVIP G&I Fund are higher than the operating expenses (other than the mortality and expense risk charge and other separate account and contract-related charges) of Fund A. However, if the Reorganization is approved, Lincoln Life will waive certain contract charges to ensure that contract owners and participants do not incur expenses after the Reorganization that are higher than their pre-Reorganization contract expenses. On a semi-annual basis, Lincoln Life will review the expenses of the LVIP G&I Fund and waive a portion or all of the mortality and expense risk charge so that the contract owners and participants aggregate contract charges do not exceed the aggregate contract charges prior to the Reorganization. Lincolns Life waiver obligation will continue for as long as there is any contract in effect. The waiver will apply to all Fund A contract owners and participants, whether they had an interest in Fund A at the time of the Reorganization. Accordingly, we are of the opinion that contract owners and participants will not be harmed by the Reorganization. See "Comparison of Fees and Expenses" and "Supplementary Financial Information" below.


 Will the Reorganization result in a change in Voting Procedures?


         Voting procedures will change after the Reorganization. Currently, the contract owners vote directly with respect to items affecting Fund A; in other words, the contract owners are not required to instruct another party who votes on their behalf. Fund A shares have non-cumulative voting rights, which is typical. Cumulative voting allows shareholders to cast all their votes for one Board candidate. After Fund A is restructured as a UIT, it will no longer have a Board of Managers. However, the LVIP G&I Fund has a Board of Trustees.

         If the Reorganization is approved, contract owners will vote indirectly by instructing Lincoln Life as to how to vote shares in the LVIP G&I Fund. Contract owners will complete a voting instruction card as opposed to a proxy card. Lincoln Life will vote the shares in accordance with the shareholder instructions pursuant to the Investment Company Act of 1940. The LVIP G&I Fund shares have non-cumulative voting rights. Lincoln Life will vote the shares of the LVIP G&I fund for which instructions are not provided in proportion to the instructions received from contract owners, which is referred to as echo voting.


Why is the Reorganization being proposed?

         The Reorganization is intended to eliminate duplication of costs and other inefficiencies arising from having two comparable investment vehicles offered by the LFG organization, as well as to assist in achieving economies of scale and increased investment opportunities for contract owners. Contract owners are also expected to benefit from the larger asset base that will result from the Reorganization. Further, the end result will be an organizational structure that is more common in the variable annuity industry than the current organization structure.

What are the key features of the Reorganization?

         The Reorganization Agreement sets forth the key features of the Reorganization. For a complete description of the Reorganization, see Exhibit A. The Reorganization Agreement generally provides for the following:

   o Fund A will transfer all of its assets to the LVIP G&I Fund. LVIP G&I Fund will assume Fund A's stated liabilities other than liabilities associated with insurance obligations that will be assumed by the New UIT.

   o Fund A will be restructured as the New UIT. The New UIT will assume Fund A's stated liabilities associated with insurance obligations.


   o The LVIP G&I Fund will issue Standard Class shares to be held by the New UIT in an amount equal to the value of the assets that the LVIP G&I Fund received from Fund A, less the liabilities LVIP G&I Fund assumes. Immediately after the Reorganization, your indirect interest in the LVIP G&I Fund will equal your previous direct interest in Fund A.


   o Contract owners will retain their same Lincoln Life contract, and their aggregate contract charges should not change. There will be no change in the value of the contract and no change in your benefits under the contract as a result of the reorganization. The Reorganization also will not affect the features of the contracts; and

   o The Reorganization should not result in adverse tax consequences to contract owners.

Will I have to pay any sales load, commission or other transaction fee in connection with the Reorganization?

         Neither Fund A nor the contract owners of Fund A will pay any fees or charges in connection with the Reorganization. Lincoln Life will pay all costs and expenses associated with effecting the Reorganization.




How does the Board of Managers recommend that I vote?

         After careful consideration, the Board of Managers unanimously approved the proposed reorganization. The Board of Managers recommends that you vote "FOR" the proposed reorganization.

What happens if the contract owners do not approve the Reorganization?

         In the event that Contract Owners do not approve the Reorganization, Fund A will continue to operate as it is currently, and its Board of Managers will determine what further action, if any, to take.

How do the Funds' investment objectives, principal investment strategies and risks compare?


         The investment objective of each Fund includes long-term capital appreciation, and Fund A's investment objective also includes a current income component. The investment strategy of the LVIP G&I Fund also includes an income component. As a result, the Funds hold investments that are substantially similar.


         Each Fund is an equity fund with a diversified portfolio. They primarily invest in stocks of large-sized U.S. companies. Both Funds benchmark their investment performance against the Russell 1000 Index, which consists of the 1,000 largest U.S. companies based on total market capitalization.

         Because the Funds have substantially similar investment strategies and hold investments that are substantially similar, they also have substantially similar risks.

How do the Funds' fees and expenses compare?

         Fund A offers only one class of shares, while the LVIP G&I Fund offers two classes of shares, Standard Class and Service Class shares. After the Reorganization, the New UIT will be invested in the Standard Class shares of the LVIP G&I Fund. While you will not own the shares directly, you will have an indirect interest through your ownership of the contract, which is held in the New UIT. You will not pay any initial or deferred sales charge in connection with the Reorganization.

         The following tables allow you to compare the various fees and expenses that you may pay for buying and holding shares of each of the Funds. The column entitled the LVIP G&I Fund (Pro-Forma) shows you what fees and expenses are estimated to be assuming the Reorganization takes place. The fees and expenses shown for the shares of Fund A and the LVIP G&I Fund as set forth in the following tables in the in examples are based on the expenses for the Fund A and the LVIP G&I Fund for the year ended December 31, 2007. The amounts for the LVIP G&I Fund (Pro Forma) set forth in the following table and in the examples are based on what the estimated expenses of the LVIP G&I Fund would have been for the year ended December 31, 2007, after giving effect to the proposed Reorganization.





    ---------------------------- --------------------------------------- ----------------- --------------------
                                   Lincoln National Variable Annuity         LVIP G&I         LVIP G&I Fund
                                     Fund A (Individual and Group)            Fund(3)        (Pro Forma)(3)
    ---------------------------- ------------------- ------------------- ----------------- --------------------
                                   Single Premium     Periodic Premium    Standard Class     Standard Class
    -----------------------------------------------------------------------------------------------------------
    Contract Owner Fees (fees paid by the investor directly)


    -----------------------------------------------------------------------------------------------------------
    Sales Charge (Load)             2% + $50 (1)           4.25%               N/A                 N/A
    Imposed on
    Purchases
    ---------------------------- ------------------- ------------------- ----------------- --------------------
    Administrative Expenses
    (as a % of purchase                $65(1)              1.00%               N/A                 N/A
    payments, as
    applicable)
    ---------------------------- ------------------- ------------------- ----------------- --------------------
    Minimum Death Benefit
    Rider, if elected (as a %         .75%(2)             .75%(2)              N/A                 N/A
    of purchase
    payments)
    -----------------------------------------------------------------------------------------------------------
    Annual Fund Operating Expenses (expenses that are deducted from fund assets)
    -----------------------------------------------------------------------------------------------------------
    Management Fees                    .323%               .323%               .33%               .33%
    ---------------------------- ------------------- ------------------- ----------------- --------------------
    Other Expenses                   1.002%(4)           1.002%(4)             .07%               .07%
                                           ===                 ===
    ---------------------------- ------------------- ------------------- ----------------- --------------------
    Total Annual Fund
    Operating Expenses                 1.323%              1.323%              .40%               .40%
    ---------------------------- ------------------- ------------------- ----------------- --------------------


      1 This charge is deducted at the time of purchase of the contract and is a one-time charge.
      2 The minimum death benefit rider is no longer available for sale.
      3 These columns do not reflect any fees, expenses and withdrawal charges imposed by the variable annuity contracts for which the fund serves as an investment vehicles. If those fees and expenses had been included, your costs would be higher.
      4 For Fund A, the Other Expenses is the mortality and expense risk charge for the insurance product.


Comparative Expenses

The following table sets forth comparative expense information for Fund A currently and the New UIT following the Reorganization as percentages of average daily net assets for the year:


      --------------------------------- -------------------------------- -----------------------------------
                                               Fund A Currently                    New UIT after
                                                                                 the Reorganization
      --------------------------------- -------------------------------- -----------------------------------
      Management Fee                    0.323%                           0.400%(1)
      --------------------------------- -------------------------------- -----------------------------------
      Mortality and Expense
      Risk Charge                       1.002%                           0.925%(2)
      --------------------------------- -------------------------------- -----------------------------------
      Total                             1.325%                           1.325%
      --------------------------------- -------------------------------- -----------------------------------


    1 These are the aggregate expenses for the LVIP G&I Fund for the year ended December 31, (2007.)
      2 Lincoln Life has contractually agreed to waive the mortality and expense risk charges to the extent needed to ensure that the contract owners and participants do not incur aggregate expenses that are higher than their pre-Reorganization contract expenses. In this instance, the amount of the waiver would be .077%. Lincoln Life may, in its discretion, waive additional amounts of the mortality and expense risk charges to account for fluctuations in the total expenses of the LVIP G & I Fund.


Lincoln Life has contractually agreed to waive a portion of the New UIT's mortality and expense risk charge to ensure that the contract owners and participants do not incur aggregate expenses that are higher than their pre-Reorganization expenses. On a semi-annual basis, Lincoln Life will review the expenses of the LVIP G&I Fund and adjust the mortality and expense charges so that the aggregate contract charges do not exceed 1.325%, the aggregate contract charges. Lincoln's Life waiver obligation will continue for as long as there is any contract in effect. The waiver will apply to all Fund A contract owners and participants, whether they had an interest in Fund A at the time of the Reorganization.


 EXAMPLES

These examples are intended to help you compare the cost of investing in a Fund A contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses and annual expenses and fees of the Fund.

The examples assume that you invest $1,000 in the contract for the time period indicated, and that your investment has a 5% annual return on assets. The examples also assume that the minimum death benefit is in effect. Without this benefit, expenses would be lower.

                    Lincoln National Variable Annuity Fund A

   -----------------------------------------------------------------------------
                               One Year            Three Years            Five Years          Ten Years
  ------------------------- ---------------- --- ----------------- ---- --------------- -- ----------------
  Single Premium                 $154                  $179                  $205               $279
  ------------------------- ---------------- --- ----------------- ---- --------------- -- ----------------
  Periodic Premium                $73                  $99                   $128               $210
  ------------------------- ---------------- --- ----------------- ---- --------------- -- ----------------

For more information --- See Charges and Other Deductions in the Fund A prospectus. Premium taxes may also apply, although they do not appear in the Examples. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.


The table below shows examples of the total expenses you would pay on a $10,000 investment over one-, three-, five-, and ten-year periods. The examples are intended to show you the cost of investing in the LVIP Delaware G&I Fund and the LVIP G&I Fund (Pro Forma), assuming the Reorganization takes place. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration only, and your actual costs may be higher or lower.


THE EXAMPLES DO NOT REFLECT ANY FEES, EXPENSES OR WITHDRAWAL CHARGES IMPOSED BY THE VARIABLE ANNUITY CONTRACTS FOR WHICH THE FUNDS SERVE AS INVESTMENT VEHICLES. IF THOSE FEES AND EXPENSES HAD BEEN INCLUDED, YOUR COSTS WOULD BE HIGHER.

                     LVIP Delaware G&I Fund

  ------------------------- -------------------------------------------------------------------------------
                               One Year            Three Years            Five Years          Ten Years
  ------------------------- ---------------- --- ----------------- ---- --------------- -- ----------------
  Standard Class                  $41                  $128                  $224               $505

  ------------------------- -------------------------------------------------------------------------------
               LVIP Delaware G&I Fund (Pro Forma)

  ------------------------- -------------------------------------------------------------------------------
                               One Year            Three Years            Five Years          Ten Years
  ------------------------- ---------------- --- ----------------- ---- --------------- -- ----------------
  Standard Class                  $41                  $128                  $224               $505

How do the Funds' performance records compare?

         The following charts show how shares of Fund A and the LVIP G&I Fund have performed in the past.

         PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE RESULTS.


         Additional information regarding the performance of the Fund A and the LVIP G&I Fund is contained in Management's Discussion of Fund Performance and Financial Highlights in Exhibit B to this Proxy Statement/Prospectus.


Year-by-Year Total Return (%)


         The following tables provide some indications of the risks of investing in the LVIP G&I Fund's Standard Class shares. The information shows: (a) changes in the Fund's performance from year to year; and (b) a comparison of the LVIP G&I Fund's average annual returns for one year, five years and ten years to those of a broad-based index. Please note that past performance of a Fund is not necessarily an indication of how the Fund will perform in the future. Further, the returns for the LVIP G&I Fund do not reflect variable contract expenses. If reflected, the returns shown would be lower.




                              LVIP G&I Fund (Standard Class)
     98           99         00          01           02         03          04          05        06          07
-------------- ---------- ---------- ------------ ----------- ---------- ------------ --------- ---------- -----------
-------------- ---------- ---------- ------------ ----------- ---------- ------------ --------- ---------- -----------
   20.34%       17.54%     (9.63%)    (11.21%)     (22.07%)    29.71%      11.99%      5.54%     12.36%      6.12%



Year to date through September 30, 2008: -18.36%.
During the periods shown in the above chart, the fund's highest return for a quarter occurred in the fourth quarter of 1998 at 22.88%. The fund's lowest return for a quarter occurred in the third quarter of 2002 at (15.63%).



The next set of tables lists the average annual total returns of the Standard Class Shares of the LVIP G&I Fund for the past one- and five- and ten-year periods, as applicable. These tables are intended to provide you with some indication of the risks of investing in the LVIP G&I Fund by comparing its performance with an appropriate widely recognized index of securities, a description of which can be found follow the table. An index does not reflect fees or expenses. It is not possible to invest directly in an index.

Average Annual Total Return (for the period ended 12/31/07)


Average Annual  Total Return (for the period ended 12/31/2007)
                          1 Year            5 Years            10 Years
                          ------            -------            --------


LVIP G&I
Fund                       6.12%             12.82%             4.92%


Russell 1000 Index *       5.77%             13.43%             6.20%

* The Russell 1000 Index measures the performance of the 1,000 largest U.S. companies based on total market capitalization.

Who will be the investment adviser/sub-adviser of my Fund after the Reorganization? What will the advisory and sub-advisory fees be after the Reorganization?


Lincoln Investment Advisors Corporation (LIAC or the Adviser) serves as the investment adviser for the LVIP G&I Fund. The Adviser has retained Delaware Management Company (DMC), a series of Delaware Management Business Trust, to serve as LVIP G&I Fund's sub-adviser and to make the day-to-day investment decisions for that Fund.


The table shows the effective fee rate that the LVIP G&I Fund would have paid to the Adviser for calendar year 2007 assuming that the current fee rates were in effect with the addition of the assets of Fund A, and the fee that the Adviser in turn would have paid to DMC as the sub-adviser under the same assumptions:

---------------------------- ---------------------- --------------------- ----------------- -----------------------
                                                    Effective Fee Rate                      Effective Fee Rate
Fund                         Adviser                for Adviser           Sub-Adviser       for Sub-Adviser
============================ ====================== ===================== ================= =======================
LVIP G&I Fund                LIAC                   0.40%                 DMC               0.20%
---------------------------- ---------------------- --------------------- ----------------- -----------------------


What will be the primary federal tax consequences of the Reorganization?

         The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes. Assuming the Reorganization qualified for such treatment and each contract owners' variable annuity contract is treated as a variable annuity for federal income tax purpose, each contract owner will not recognize taxable income as a result of the Reorganization. As a condition to the closing of the Reorganization, Fund A will receive an opinion of counsel to the effect that the Reorganization will qualify as a tax-free reorganization for federal income tax purposes. You should separately consider any state, local and other tax consequences in consultation with your tax advisor. Opinions of counsel are not binding on the Internal Revenue Service or the courts.

Dividends and Distributions


         Both Funds declare and pay dividends from net investment income and net realized capital gains each year to their shareholders. A fund may distribute net realized capital gains only once a year. As described in more detail in More Information About the Funds---Distributions below, all dividends and distributions are reinvested automatically in additional shares of the same class of the respective Fund at net asset value.


Shareholder Voting Rights

         Fund A does not generally hold annual meetings of its contract owners. Neither does the LVIP G&I Fund hold annual shareholder meetings. The 1940 Act requires that a shareholder meeting be called for the purpose of electing Managers/Trustees at such time as less than a majority of Managers/Trustees holding office have been elected by shareholders. Meetings of the shareholders may be called at any time by the Board of Managers/Trustees or by the chairperson of the Board or by the President of the Trust/Fund. To the extent required by the 1940 Act, meetings of the shareholders for the purpose of voting on the removal of any Trustees shall be called promptly by the Trustees upon the written request of shareholders holding at least 10% of the outstanding shares of the Trust entitled to vote.

Appraisal Rights

         Under the laws of the State of Indiana, the contract owners of Fund A do not have appraisal rights in connection with a combination or acquisition of the assets of another fund. Under the laws of the State of Delaware, shareholders of the LVIP G&I Fund do not have appraisal rights in connection with a combination of acquisition of the assets of another fund.

                      INFORMATION ABOUT THE REORGANIZATION

Reasons for the Reorganization


         The Reorganization is being proposed due to a declining asset base in Fund A and, with no new contracts being sold, the inability of contract owners to benefit from economies of scale. The Reorganization is intended to eliminate duplication of costs and other inefficiencies arising from having two comparable investment vehicles offered by the LFG organization---namely, Fund A and the LVIP G&I Fund.


         Contract owners of Fund A are expected to benefit from the larger asset base in the LVIP G&I Fund that will result from the Reorganization. As of November 30, 2008, the net assets of Fund A were $40,845,620. By comparison, the net assets of the LVIP G&I Fund as of that date were $1,040,766,697. Management of Fund A anticipates that the larger asset base available through investments in the LVIP G&I Fund will increase investment opportunities and broaden diversification of the funding medium for the contracts.

Board Considerations


       At the December 9, 2008 meeting of the Board of Managers of Fund A, Fund Management proposed and presented the Reorganization to the Board of Managers, with supporting materials prepared by Fund Management regarding the reasons for the proposal and details regarding the Reorganization. Fund Management stated that the Reorganization was being proposed due to the declining assets of Fund A and that the Lincoln National Life Insurance Company (Lincoln Life) had not issued new contracts under Fund A for more than ten years. Fund Management explained that it was proposed that Fund A reorganize with LVIP G&I Fund because of its similarity to Fund A in terms of investment objective, strategy and policies, and because it was currently managed by the same sub-adviser with the same portfolio management team as Fund A. Fund Management believes that the larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts. Lincoln Life also expects to experience savings of approximately $90,000 per year as a result of the Reorganization.

         The Independent Managers met separately with their independent legal counsel, in-person and by phone to review and consider the proposal, information about Fund A and the LVIP G&I Fund, and the proposed Reorganization and the supporting materials provided. Among other matters, independent legal counsel advised the Independent Managers of the findings that would need to be made by the Board under Rule 17a-8 under the 1940 Act to approve the merger of affiliated funds. The Independent Managers noted the representation by Fund Management that there would be no dilutive effect upon the contract owners of Fund A.

         The Independent Trustees reported their findings to the Board of Managers of Fund A, the Board determined that: (1) participation in the Reorganization was in the best interests of the Fund A; and (2) the interests of existing contract owners of the Fund A would not be diluted as a result of the Reorganization and approved the Reorganization with respect to the Fund A.

         In reviewing the Reorganization, based on information provided to them by Fund Management, the Board considered a number of factors, including:

         o that the interests of the contract owners following the Reorganization would not materially differ from their interests prior to the Reorganization. Immediately after the Reorganization, the value of each contract would be allocated to the same separate account and that separate account would invest in the LVIP G&I Fund

         o Fund Managements representation that the larger asset base of the LVIP G&I Fund should increase investment opportunities and broaden diversification of the funding medium for the contracts

         o the similarity of the LVIP G&I Funds investment objective, strategy and policies, and past performance to Fund As

         o that Fund A and the LVIP G&I Fund were both sub-advised by Delaware Management Company and had the same portfolio management team

         o that the Reorganization would result in significant cost savings to Lincoln Life, with no negative consequences to contract owners anticipated

         o that Lincoln Life has agreed to pay all costs and expenses associated with effecting the Reorganization

         o that Lincoln Life has agreed to limit the New UITs expenses the New UIT's expenses to ensure that the contract owners do not incur aggregate expenses that are higher than their pre-Reorganization expenses

         o that the Reorganization has been structured as a tax free transaction for federal income tax purposes

     Based on all of the foregoing, the Board of Fund A concluded that the proposed Reorganization would be in the best interests of Fund A and its shareholders. Consequently, the Board approved the Reorganization Agreement.


Agreement and Plan of Reorganization

         To effect the Reorganization, the assets and liabilities of Fund A (other than liabilities relating to insurance charges such as death benefits, surrender benefits and annuity payments) will be used to purchase Standard Class shares of the LVIP G&I Fund. If contract owners approve the Reorganization, Fund A will no longer hold securities and other instruments directly; instead, Fund A, which will be restructured as a unit investment trust (New UIT), will hold similar investments indirectly through the intermediate vehicle of the LVIP G&I Fund. The LVIP G&I Fund is managed by Lincoln Investment Advisors Corporation, and sub-advised by Delaware Management Company, the current sub-adviser of Fund A.


         The number of Standard Class shares of the LVIP G&I fund to be issued to the new UIT as part of the Reorganization shall be determined by dividing the value of the net assets of Fund to be transferred by the per share value assigned to the shares of the LVIP G&I fund. The total value of the accumulation or annuity units a contract owner has in Fund A immediately prior to the Reorganization will be the same as the total value of the accumulation or annuity units the same contract owner will have in the New UIT immediately after the Reorganization.


         More information on the Reorganization is contained in the Reorganization Plan attached to this Proxy Statement/Prospectus as Exhibit A. Approval of the Reorganization by contract owners is a prerequisite to the implementation of the Reorganization. The Reorganization may be postponed or canceled for any reason with the consent of the parties to the Reorganization Plan.

         Assuming a quorum is present, approval of the Reorganization Plan will require the affirmative vote of a majority of the accumulation and annuity units represented in person or by proxy at the meeting. See Voting Information and Votes Necessary to Approve Proposals.

            THE BOARD, INCLUDING ALL OF THE INDEPENDENT MANAGERS, HAS UNANIMOUSLY RECOMMENDED APPROVAL OF THE REORGANIZATION PLAN.



Description of the LVIP G&I Fund's Shares

         Contract owners of Fund A as of the Closing Date will receive shares of the LVIP G&I Fund in accordance with the procedures provided for in the Reorganization Agreement. Each such share will be fully paid and non-assessable when issued, which means that the consideration for the shares has been paid in full and the issuing fund may not impose levies on shareholders for more money, respectively. Full and fractional Standard Class shares of the LVIP G&I Fund will be issued to the New UIT in accordance with the procedures detailed in the Reorganization Agreement. The LVIP G&I Fund will not issue share certificates; rather, the ownership of the shares will be recorded on the books of the LVIP G&I Fund. The shares of the LVIP G&I Fund issued to the New UIT will have no pre-emptive or conversion rights.


Federal Income Tax Consequences

         Lincoln Life does not believe that the proposed reorganization will result in the realization of taxable income or loss to Lincoln Life, Fund A, or Lincoln Variable Insurance Products Trust. Lincoln Life also does not believe that the proposed reorganization will result in tax consequences to contract owners. The proposed reorganization itself will not result in a distribution from contracts currently supported by Fund A that would give rise to taxable income to contract owners.

     The Reorganization is intended to qualify for federal income tax purposes as a tax -free reorganization under section 368(a) of the Internal Revenue Code of 19484 (the Code). As a condition to the closing of the Reorganization, Lincoln Life, Fund A, and LVIP G&I Fund will receive an opinion from the law firm of Dechert LLP to the effect that, on the basis of the existing provisions of the Code., U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, and certain representations made by the Funds, for federal income tax purposes, upon consummation of the Reorganization:


         (1) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the restructuring of Fund A as a New UIT;


         (2) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the transfer of Fund A's assets to LVIP G&I Fund in exchange for shares of the LVIP G&I Fund and the assumption by the LVIP G&I Fund of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UIT);

         (3) The LVIP G&I Fund's basis in Fund A's assets received will be the same as Lincoln Life's basis in those assets immediately prior to the Reorganization;

         (4) The LVIP G&I Fund's holding period for the transferred assets will include Lincoln Life's holding period therefore;



         (5) No gain or loss will be recognized by the LVIP G&I Fund upon the receipt of Fund A's assets solely in exchange for the issuance of LVIP G&I Fund's shares and the assumption of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UITs);



         (6) No gain or loss will be recognized by the contract owners as a result of the Reorganization;


         (7) Lincoln Life's aggregate basis in the shares of the LVIP G&I Fund received in the Reorganization will be the same as the aggregate adjusted basis of the assets surrendered in exchange there for reduced by the amount of any liabilities of Fund A assumed by the LVIP G&I Fund; and

         (8) Lincoln Life's holding period in the shares of the LVIP G&I Fund received in the Reorganization will include its holding period for the assets surrendered in exchange therefore, provided that at the time of the exchange, such assets were held as capital assets.

         The LVIP G&I Fund's utilization after the Reorganization of any pre-Reorganization losses realized by Fund A to offset gains realized by the LVIP G&I Fund could be subject to limitation in future years.

Pro-Forma Capitalization

         The following table sets forth the capitalization of the of Fund A and the LVIP G&I Fund as of November 30, 2008 and the capitalization of the LVIP G&I Fund on a pro-forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value.


           Capitalization of Lincoln National Variable Annuity Fund A,
                                LVIP G&I Fund and
                            LVIP G&I Fund (Pro Forma)
                      (as of November 30, 2008) (Unaudited)



                                                               LVIP             Adjustments             LVIP
                                        Fund A                G&I Fund                                G&I Fund (Pro
                                                                                                         Forma)
                                  ------------------    -------------------    ---------------    ---------------------
Net Assets
         Standard Class           $     40,814,942            $995,937,233            $     -           $1,036,752,175
         Service Class                      ---                 44,702,440                  -               44,702,440
                                  ------------------    -------------------    ---------------    ---------------------
Total Net Assets                  $                         $1,040,639,673            $     -           $1,081,454,615
                                       40,814,942
                                  ==================    ===================    ===============    =====================


Net Asset Value Per Unit or
Share
         Standard Class                $  14.372(2)             $   21.171                                 $    21.171
         Service Class                                          $   21.065                                 $    21.065

Units/Shares Outstanding
         Standard Class                2,839,846(3)             47,042,142          911,992                 48,969,996
         Service Class                                           2,122,156              -                    2,122,156
                                  ------------------    -------------------    ---------------    ---------------------
Total Shares Outstanding               2,839,846               49,164,298         911,992                   51,092,152


(1)The net assets of Fund A as of November 30, 2008 are used to purchase Standard Class shares of the LVIP G&I Fund at the 11/30/08 Net Asset Value per share.
(2)Unit Value.  Fund A has only one class of shares.
(3)Units outstanding.  Fund A has only one class of shares.

The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganization; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganization.

                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The following discussion comparing investment objectives, policies and restrictions of the Fund A and the LVIP G&I Fund is based upon and qualified in its entirety by the respective investment objectives, policies and restrictions set forth in each of the prospectuses of the Fund A and the LVIP G&I Fund, dated April 30, (2008.)

Investment Objectives of each Fund

         The Fund A's investment objective is long-term growth of capital in relation to the changing value of the dollar. A secondary investment objective of the Fund is the production of current income. The LVIP G&I Fund's investment objective is to maximize long-term capital appreciation. The investment strategy of the LVIP G&I Fund also includes an income component. Accordingly, management of the Funds considers that these two Funds have substantially similar investment objectives.

Principal Investment Strategies and Risks of each Fund

Principal Strategies

         Because these two Funds have substantially similar investment objectives and the same sub-adviser, Delaware Management Company, these two Funds are managed in a substantially similar manner. Both Fund A and the LVIP G&I Fund pursue their objective by investing in a diversified portfolio of stocks primarily of large-sized U.S. companies with market capitalizations, at the time of purchase, similar to the market capitalizations of the companies in the Russell 1000 Index. The market capitalization of companies in the Russell 1000 Index is $36.48 billion and above.

         Delaware Management Company, the sub-adviser for both Funds, also places some emphasis on medium-sized companies, which are companies that have capitalizations similar to the market capitalizations of the companies in the Russell Mid-Cap Index. The Russell Mid-Cap Index measures the performance of the 800 smallest companies in the Russell 1000 Index, which represent approximately 28% of the total market capitalization of the Russell 1000 Index. The cap range for the companies in the Russell Mid-Cap index is $3.06 billion to $9.96 billion.

         Each Fund's management style focuses on seeking growth companies at a reasonable price by blending:

o A growth oriented management style, which seeks companies with earnings and/or revenues that are growing equal to or faster than the industry average; and
o A value oriented management style, which seeks companies within an industry with current stock prices that do not reflect the stocks' perceived true worth.

         More specifically, the Funds seek to invest in companies believed to:

o Show earnings growth equal to or greater than the average expected growth rate of the companies in the same industry; and o Be undervalued in the market relative to the companies' industry peers.

The companies sought typically have:

o A long history of profit growth and dividend payment; and o A reputation for quality management, products and service.

         The sub-adviser has access to research and proprietary technical models and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities. Each Fund's investments are selected using both a variety of quantitative techniques and fundamental research in seeking to maximize the Fund's expected return while maintaining risk, style and capitalization characteristics similar to those of securities in the Russell 1000 Index.

Principal Risks


         Because the two Funds have substantially similar investment objectives and strategies, they are subject to substantially similar, but not identical, risks. One of the principal risks of investing in either of the Funds involves the risk that the value of the stocks purchased will fluctuate. These fluctuations could cause the value of the Funds' stock investments and, therefore, the value of the Funds' shares held under your contract to fluctuate, and you could lose money.

         The value of stocks fluctuates in response to issuer, political, market, and economic developments. Fluctuations can be dramatic over the short as well as long term, and different parts of the market and different types of stocks can react differently to these developments. For example, growth stocks can react differently from value stocks. Issuer, political or economic developments can affect a single issuer, issuers within an industry or economic sector or geographic region, or the market as a whole.

         Another principal risk of investing in each Fund includes investments in medium-sized as well as large-sized companies. Medium-sized companies, which are not as well-established as large-sized companies, may react more severely to market conditions and suffer more from economic, political and regulatory developments. The value of securities of medium sized, less well-know companies can be more volatile than that of relatively larger companies.


Other Investment Strategies and Risks of Each Fund

         Each Fund may also use other investment strategies, to a lesser degree, to pursue its investment objective. Each Fund's Statement of Additional Information (SAI) describes these other investment strategies and the risks involved.

         In response to market, economic, political or other conditions, each Fund may use temporarily different investment strategies for defensive purposes. If either Fund does so, different factors could affect the Fund's performance and the Fund may not achieve its investment objective.


                     PURCHASE AND REDEMPTION OF FUND SHARES


Net Asset Value

         Each Fund determines its net asset value per share (NAV) as of close of regular trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange (NYSE) on each day the NYSE is open for trading. Each Fund determines its NAV by:

         o

         Adding the values of all securities investments and other assets; o Subtracting liabilities (including dividends payable); and o Dividing by the number of shares outstanding.

         A Fund's securities may be traded in other markets on days when the NYSE is closed. Therefore, the Fund's NAV may fluctuate on days when you do not have access to the Fund to purchase or redeem shares.

         Each Fund typically values its securities investments as follows:

o Equity securities, at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the average of readily available closing bid and asked prices on exchanges or over-the-counter;
o Debt securities, at the price established by an independent pricing service, which is believed to reflect the fair value of these securities; and
o Fixed income securities with a maturity of less than sixty days are priced at amortized cost.

         In certain circumstances, a Fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Funds' Board of Trustees. When a Fund uses fair value pricing, it may take into account any factors it deems appropriate. A Fund may determine fair value based upon developments related to a specific security, current valuations of foreign stock indices (as reflected in U.S. futures markets) and/or U.S. sector or broader stock market indices. The price of securities used by a Fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

         The Funds anticipate using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. A Fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before the Fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, a Fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available.

Share Classes

         The LVIP G&I Fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan.

         As part of the Reorganization, the LVIP G&I Fund will issue Standard Class shares to be held by the New UIT in an amount equal to the value of the assets that the LVIP G&I Fund received from Fund A, less the liabilities the LVIP G&I Fund assumes. Following the Reorganization, contract owners and participants will have an indirect interest in LVIP G&I Fund Standard Class shares through their ownership of a Lincoln Life contract or certificate, as applicable.

                        MORE INFORMATION ABOUT THE FUNDS

Management of the Funds


         Fund A's and the LVIP G&I Fund's business and affairs are managed under the direction of their Board of Managers and Board of Trustees, respectively. The Board of Managers and the Board of Trustees have the power to amend their Funds' bylaws, to declare and pay dividends, and to exercise all the powers of the Funds, except those granted to the contractholders/shareholders(.)


Manager of Managers.


         The LVIP G&I Fund has obtained an exemptive order from the SEC that permits the Fund to employ a manager of managers structure. Pursuant to the Order, LIAC will be permitted to enter into and materially amend a sub-advisory agreement with a sub-adviser without shareholder approval. The exemptive relief applies to, among other situations, the replacement of a sub-adviser whose sub-advisory agreement has terminated as a result of an assignment of the agreement. The relief also permits a Fund to employ two or more sub-advisers at the same time. The Trust's Board of Trustees must continue to approve the Fund entering into or renewing any sub-advisory agreement.


Investment Adviser and Sub-Advisers.

         LIAC -- Lincoln Investment Advisors Corporation--is the current investment adviser to the LVIP G&I Fund. LIAC, a wholly-owned subsidiary of Lincoln National Corporation, is a Tennessee corporation registered with the SEC as an investment adviser. LIAC is responsible for overall management of the Fund' securities investments, and provides investment advisory services to other affiliated mutual funds. LIAC principal place of business is at 1300 S. Clinton Street, Fort Wayne, IN 46802. LIAC or its predecessors has served as an investment adviser to mutual funds for over thirty yearyears. LIAC has engaged Delaware Management Company, a series of Delaware Management Business Trust, to serve as the LVIP G&I Fund's sub-adviser and to make the day-to-day investment decisions for the Fund.

         Each Fund in the Trust uses a sub-adviser who is responsible for the day-to-day management of the Fund's securities investments. These sub-advisers are paid out of the fees paid to LIAC.


         The following chart lists the LVIP G&I Fund's investment adviser (with the effective advisory fee rate for the most recently completed fiscal year), sub-adviser, and portfolio manager. The Funds'Funds SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the FundsFund(.)

-------------------- -----------------------------------------------------------
LVIP G&I Fund        Adviser:  LIAC (aggregate advisory fee paid for fiscal year ended December 31, 2007
                     was 0. 33 % of the Fund's average net assets).

                     Sub-Adviser: DMC and its predecessors have been managing mutual funds since 1938. As of December 31, 2007, DMC and its affiliates were managing in excess of $150 billion in assets in various institutional or separately managed investment company and insurance accounts. DMC is a series of Delaware Management Business Trust (DMBT), a Delaware statutory trust that is an SEC-registered investment adviser. DMBT's address is 2005 Market Street Philadelphia, PA 19103. DMBT is an indirect subsidiary of Lincoln National Corporation.

                     Portfolio Managers: A team consisting of Francis X. Morris, Christopher S. Adams, Michael S. Morris and Donald G. Padilla is responsible for managing the process which determines the timing and the amount of the investments in each category. This team is also responsible for managing the stock category of the fund. Mr. Francis Morris, Senior Vice President and Chief Investment Officer, Core Equity, served as vice president and director of equity research at PNC Asset management prior to joining Delaware Investments in 1997. Mr. Adams, Vice President/Portfolio Manager and Senior Equity Analyst, joined Delaware Investments in 1995. Prior to joining Delaware Investments, Mr. Adams had approximately ten years of experience in the financial services industry in the U.S. and U.K., including positions with Coopers & Lybrand, The Sumitomo Bank, Bank of America, and Lloyds Bank. He is a graduate of Oxford University and received an MBA from the Wharton School of Business at the University of Pennsylvania. Mr. Michael Morris, Vice President/Portfolio Manager and Senior Equity Analyst, served as senior equity analyst at Newbold Asset Management prior to joining Delaware Investments in 1999. Mr. Padilla, Vice President/Portfolio Manager and Senior Equity Analyst, joined Delaware Investments in 1994 as an assistant controller. Prior to joining Delaware investments, Mr. Padilla held various positions at The Vanguard Group. Mr. Adams, Mr. Michael Morris and Mr. Padilla are CFA charterholders.
-------------------- -----------------------------------------------------------

         A Fund using a sub-adviser may have a name, investment objective and investment policies that are very similar to certain publicly available mutual funds that are managed by these same sub-advisers. The Fund will not have the same performance as those publicly available mutual funds. Different performance will result from many factors, including, but not limited to, different cash flows into and out of the funds, different fees, and different sizes.


         A discussion regarding the basis for the Board of Trustees' approval of the investment advisory and sub-advisory contracts for the LVIP G&I Fund is available in the annual report to shareholders for the twelve month period ended December 31, 2006.


Market Timing

         Frequent, large, or short-term transfers among the Funds, such as those associated with market timing transactions, may adversely affect the Funds and their investment returns. Such transfers may dilute the value of Fund shares, interfere with the efficient management of the Fund's portfolio, and increase brokerage and administrative costs of the Funds, and as a result, the Funds discourage such trading activity. As an effort to protect our Fund investors and the Funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the Funds' Board of Trustees (the Market Timing Procedures). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the Funds and other mutual funds supporting the insurance contracts that may adversely affect Fund investors.

         Each Fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. A Fund will exercise this right if, among other things, the Fund identifies an investor as a market timer under the Market Timing Procedures.

         While the Funds have Market Timing Procedures, the Funds, in seeking to identify market timing, also rely on the insurance companies that hold shares of the Funds in separate accounts to support the insurance contracts. The Funds receive purchase, exchange and redemption orders through omnibus accounts maintained for the Funds. Omnibus account arrangements are common forms of holding shares of a Fund, particularly among insurance companies offering variable insurance products and retirement plans. These arrangements permit intermediaries such as insurance companies to aggregate their clients' transactions and ownership positions. Each Fund will enter into an agreement with any insurance company that holds Fund shares in an omnibus account to help detect and prevent market timing in the Fund's shares. The agreement generally will require such insurance company to (i) provide, upon request by the Fund, certain identifying and account information regarding contract owners who invest in Fund shares through the omnibus account; and (ii) execute instructions from the Fund to restrict further purchases or exchanges of Fund shares by a contract owner who the Fund has identified as a market timer.

         As part of the Market Timing Procedures, the Funds review periodic trade reports for unusual activity that may be suggestive of market timing. The Funds maintain guidelines for assessing unusual activity based upon a variety of factors. Upon the identification of potential market timing, the Fund contacts the applicable insurance company. If the Fund identifies the contract holder as a market timer, the insurance company will follow the procedures for restricting the contract owner's trading activity.

         Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of Fund investors determined to be engaged in such transfer activity that may adversely affect other Fund investors involves judgments that are inherently subjective.

         As a result of these noted limitations, there is no guarantee that the Funds will be able to identify possible market timing activity or that market timing will not occur in the Funds. If we are unable to detect market timers, you may experience dilution in the value of your Fund shares and increased brokerage and administrative costs in the Funds. This may result in lower long-term returns for your investments.

         In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by one or more of the Funds in the future.

         Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and SAI for your variable annuity or variable life contract for details.

Portfolio Holdings Disclosure

         A description of the LVIP G&I's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available in the Statement of Additional Information.

Distributions and Federal Income Tax Considerations

         The LVIP G&I Fund's policy is to distribute substantially all of its net investment income and net realized capital gains each year to its shareholders. The Fund may distribute net realized gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional Fund shares of the same class of the Fund at no charge.


         Since all of the shares of the LVIP G&I Fund will be owned directly or indirectly by insurance companies, except where specifically stated, this Proxy Statement/Prospectus does not discuss the federal income tax consequences at the contract owner level. For information concerning the federal income tax consequences to contract owners, see the prospectus for the variable account.


Certain Management Considerations

         The LVIP G&I Fund may accept investments from the Lincoln Profile Funds, separate investment series of the Trust that operate as fund of funds. From time to time, the Fund may experience large investments or redemptions due to allocations or rebalancings by the Lincoln Profile Funds. While it is impossible to predict the overall impact of these transactions over time, there could be adverse effects on the Fund's portfolio management. For example, the Fund may be required to sell securities or invest cash at times when it would not otherwise do so. These transactions could also increase transaction costs or portfolio turnover.

                               GENERAL INFORMATION

Share Ownership

         As of January 9, 2009 (the Record Date), the number of units of Fund A and the number of shares of each class of the LVIP G&I Fund are listed in the table at Exhibit C.

                  To the knowledge of Fund A, as of the Record Date, no person, except as set forth in the table at Exhibit C, owned units attributable to 5% or more of the assets of Fund A. To the knowledge of the G&I Fund, as of the Record Date, no person, except as set forth in the table at Exhibit C, owned of record 5% or more of the outstanding shares of any class of the LVIP G&I Fund. To the knowledge of the G&I Fund, as of the Record Date, no person, except as set forth in the table at Exhibit C, beneficially owned 5% or more of the outstanding shares of any class of the LVIP G&I Fund. On the Record Date, the Trustees and officers of the Trust, as a group, owned separate account units attributable to less than one percent of the assets of any class of the LVIP
G&I Fund.

Voting Information

         The proxy solicitation will be done by mail but may also be done by telephone, telegram, facsimile or personal interview conducted by Lincoln Life personnel or outside contractors employed to assist in the solicitation. The estimated expenses for the solicitation are $____ to $____________.

         The management of Fund A will vote all proxies executed, dated and returned to Lincoln Life prior to the beginning of the Meeting on April 8, 2008 in accordance with instructions marked thereon. If instructions are not marked thereon, management of Fund A will vote proxies "FOR" the reorganization. Abstentions will be counted to determine whether a quorum is present at the Meeting, and will have the effect of a vote "AGAINST" the reorganization.


         Any contract owner or participant who provides voting instructions has the power to revoke the instructions by (1) delivering to the Secretary of the Fund (at the offices of the Fund) written notice of revocation, or (2) submitting superseding voting instructions, in each case at any time prior to the date of the meeting. Contract owners and participants may also revoke prior voting instructions by voting in person at the meeting.


Quorum Requirements/Votes Necessary to Approve Proposals


         A quorum is comprised of contract owners and participants entitled to cast 25% of the accumulation and annuity units that may be cast for the Fund at the meeting. When a quorum is present, the affirmative vote of a majority of the accumulation and annuity units represented in person or by proxy shall be required to approve the Reorganization.

         The number of votes which a contract owner of an variable annuity contract or an individual retirement annuity contract in the accumulation period may cast is equal to the number of accumulation units under the contract. The number of votes which a Contract Ownercontract owner of an individual contract in the annuity period may cast is equal to (1) the amount of the assets remaining in the Fund to meet the annuity obligations related to such Contractcontract divided by (2) the value of the accumulation unit.

         The number of votes which a contract owner may cast for participants under a group or individual contract in the accumulation period is equal to the number of accumulation units under the contract.
The number of votes which a contract owner may cast for participants receiving annuity payments under a group or individual contract is equal to (i) the amount of the assets established in the Fund to meet the annuity obligation related to such participants divided by (ii) the value of an accumulation unit.

         For participants in the accumulation period under a group or individual contract, the participants will have the right to instruct the contract owner with respect to the votes attributable to his or her individual account. During the annuity period, a participant under a group or individual contract will have the right to instruct the contract owner with respect to the votes attributable to the amount of the assets established in the Fund to meet the annuity obligations to such participant.

         The contract owners shall cast the votes for which instructions have been received in accordance with such instructions. All votes for which instructions have not been received (other than those as to which no employee or participant is entitled to give instructions) shall be cast in the same proportions as those for which instructions were received. If a contract owner fails to cast its ballot, Lincoln Life will cast all votes for such contract owner in the same proportion as those for which Lincoln Life received voting instructions. The effective of this proportional voting is that a small number of participants may determine the outcome of a vote.

         When Lincoln Life's records no longer reflect a contract owner of record or a current address for a contract owner of record, Lincoln Life will make a reasonable effort to locate such contract owner. However, if Lincoln Life cannot identify or reach such a contract owner and participants are still participating under the group or individual contract, Lincoln Life will solicit voting instructions from such participants and cast all votes with respect to such contract in the same proportion as those for which Lincoln received voting instructions from participants under the contract. The effect of this proportional voting is that a small number of participants may determine the outcome of a vote.


Adjournment

         The Meeting may be adjourned for the purpose of further proxy solicitation if a quorum is not present at the Meeting or if the vote necessary to approve the Reorganization has not been obtained. The persons designated as proxies will vote proxies in favor of any adjournment unless you provide other instructions. At any subsequent reconvening, the persons designated as proxies will vote proxies in the same manner as the proxies would have been voted at the original Meeting, unless you revoke the proxies before the Meeting is reconvened.

Availability of Certain Other Information


         You can review and copy information about Fund A the LVIP
G&I Fund at the SECs Public Reference Room in Washington, DC. To learn more about this service, call the SEC at (202)551-8090. Reports and other information about the Funds are also available on the SECs Internet site at www.sec.gov, or you can receive copies of this information, for a fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section, Securities and Exchange Commission, Washington, DC 20549-0102.


Other Business

         The Board of Managers of Fund A knows of no other matters which are likely to be brought before the Meeting. In the event any other matters do properly come before the Meeting, however, the persons named in the enclosed proxy will vote the proxies in accordance with their best judgment.

Contract Owner Proposals

         Fund A does not hold regular contract owner meetings. Contract owners wishing to submit proposals for inclusion in a proxy statement for a subsequent contract owner meeting (if any) should send their written proposals to the principal executive offices of Fund A at the address set forth on the cover of this Proxy Statement/Prospectus.


         Proposals must be received a reasonable time prior to the date of a meeting of contract owners to be considered for inclusion in the proxy materials for a meeting. The submission of a proposal does not guarantee its inclusion in the proxy statement and is subject to limitations under the federal securities laws.


Communications to the Board


         Contract owners who wish to communicate to the full Board or to any individual Manager may address correspondence to Fund A, c/o Cynthia Rose, Secretary, at 1300 S. Clinton Street, Fort Wayne, IN 46802. Without opening any such correspondence, Fund Management will promptly forward all such correspondence to the intended recipient(s).


Legal Matters


         Certain legal matters concerning the issuance of shares of the LVIP G&I Fund will be passed upon by Dechert, LLP, 4675
McArthur Court, Suite 1400, Newport Beach, CA 92660.

                     EXHIBITS TO PROXY STATEMENT /PROSPECTUS

         Exhibit A --- Agreement and Plan of Reorganization

         Exhibit B --- Management's Discussion of Fund Performance and
                       Financial Highlights

         Exhibit C --- Ownership of Shares as of Record Date

                                    EXHIBIT A


                      AGREEMENT AND PLAN OF REORGANIZATION


         This Agreement and Plan of Reorganization (the "Agreement"), entered into as of the January 23, 2009 by and among The Lincoln National Life
Insurance Company ("Lincoln Life"), a life insurance company organized and existing under the laws of the State of Indiana, Lincoln National Variable Annuity Fund A ("Fund A"), a managed separate account established and existing under the insurance laws of the State of Indiana, and Lincoln Variable Insurance Products Trust (Trust), a Delaware statutory trust, on behalf of its series, LVIP Delaware Growth and Income Fund (LVIP G&I Fund).


         WHEREAS, Fund A is registered with the Securities and Exchange Commission (the "Commission") as an open-end, diversified management investment company under the Investment Company Act of 1940 (the "1940 Act"); and

         WHEREAS, Fund A currently supports interests under variable annuity contracts (the "Contracts") that were registered under the Securities Act of 1933 (the "1933 Act"), and while those registration statements remain in effect and additional purchase payments are accepted under certain of those Contracts, new sales of the Contracts have been terminated; and

         WHEREAS, Lincoln Life serves as investment adviser to Fund A; and

         WHEREAS, the Trust is registered with the Commission as an open-end, management investment company and the LVIP G&I Fund is a diversified series thereof; and

         WHEREAS, the LVIP G&I Fund has a substantially similar investment objective and substantially similar investment policies as Fund A, and the LVIP G&I Fund has the same investment sub-adviser as Fund A; and

         WHEREAS, the Board of Managers of Fund A has approved the transfer of assets of Fund A to the LVIP G&I Fund in exchange for Standard Class shares of the LVIP G&I Fund and the restructuring of Fund A as a unit investment trust (the "New UIT"), and the New UIT shall be registered with the Commission under the 1940 Act as a unit investment trust (the "Reorganization"); and

         WHEREAS, following the Reorganization, the New UIT shall be a passive investment vehicle with no Board of Managers, no investment adviser and no managed portfolio of investments, but shall invest exclusively in shares of the LVIP G&I Fund; and

         WHEREAS, the Board of Managers of Fund A has considered and approved the actions contemplated by this Agreement; and

         WHEREAS, the Board of Trustees of the Trust, on behalf of the LVIP G&I Fund, has considered and approved the actions contemplated by this Agreement; and

         WHEREAS, this Agreement is conditioned upon approval of the Reorganization described herein by vote of a majority of the votes represented in person or by proxy at a meeting of the owners of the Contracts (the "Contract Owners") called for that purpose, or any adjournments thereof.

         NOW THEREFORE, in consideration of the mutual promises made herein, the parties hereto agree as follows:

                                   ARTICLE I.

                                  Closing Date

         SECTION 1.01. The Reorganization contemplated by this Agreement shall be effective on such date as may be mutually agreed upon by all parties to this Agreement (the "Closing Date"). The Effective Time of the Reorganization (Effective Time) shall be after the close of business on the Closing Date.

         SECTION 1.02. The parties agree to use their best efforts to obtain all necessary regulatory and Contract Owner approvals and perform all other acts necessary or desirable to complete the Reorganization as of the Closing Date.

                                   ARTICLE II.

                           Reorganization Transactions

         SECTION 2.01. As of the Effective Time, Lincoln Life, on behalf of Fund A, shall sell, assign, and transfer all cash (except, if required, for a minimal amount needed to keep bank accounts open), all securities and other investments held or in transit, all accounts receivable for sold investments, and all dividends and interest receivable (collectively, "portfolio assets") of Fund A to be held as the property of the LVIP G&I Fund.

         SECTION 2.02. In exchange for the portfolio assets of Fund A, the LVIP G&I Fund shall issue to Lincoln Life for allocation to the New UIT, Standard Class shares of the LVIP G&I Fund, and the LVIP G&I Fund shall assume any unsatisfied liability incurred by Fund A before the Effective Time (other than liabilities associated with insurance obligations that will be assumed by the New UIT). For Fund A, the number of Standard Class shares of the LVIP G&I Fund to be issued in the exchange shall be determined by dividing the value of the net assets of Fund A to be transferred, as of the close of trading on the Closing Date, by the per share value assigned to the shares of the LVIP G&I Fund.

         SECTION 2.03. Fund A shall be restructured from a managed separate account to a unit investment trust under the Investment Company Act of 1940, which shall be the New UIT.

         SECTION 2.04. As of the Effective Time, Lincoln Life shall cause the shares of the LVIP G&I Fund it receives pursuant to Section 2.02 above to be duly and validly recorded and held on its records as assets of the New UIT, such that the Contract Owners' interests in the New UIT after the Closing Date shall then be equivalent to their former interests in Fund A. The number of units and their respective values attributable to each Contract will be the same after the Effective Time as before. Lincoln Life shall take all action necessary to ensure that such interests in the New UIT, immediately following the Effective Time, are duly and validly recorded on the Contract Owners' individual account records.

         SECTION 2.05. The shares of the LVIP G&I Fund to be issued hereunder shall be issued in open account form by book entry without the issuance of certificates. Each such share that is issued pursuant to Section 2.02 above shall be issued for a consideration equal to the value of shares of the LVIP G&I Fund.

         SECTION 2.06. Following the Reorganization described in this Agreement, Lincoln Life may consolidate the New UIT with other of its separate accounts. This consolidation would be subject to any necessary corporate and regulatory approvals.


                                   ARTICLE III

                Other Conditions Precedent to the Reorganization

     SECTION 3.02. The obligations of the parties hereunder shall be subject to satisfaction of each of the following conditions:

     (a) The Commission shall not have issued an unfavorable advisory report under Section 25(b) of the 1940 Act nor instituted any proceeding seeking to enjoin consummation of the Reorganization contemplated hereby.

     (b) The appropriate parties shall have received orders from the Commission providing such exemptions and approvals as they and their counsel reasonably deem necessary, if any, and shall have made all necessary filings, if any, with, and received all necessary approvals from, state securities or insurance authorities.

     (c) The Trust shall have filed with the Commission a registration statement on Form N-14 under the 1933 Act and such amendments thereto as may be necessary or desirable to effect the purposes of the Agreement and the Reorganization contemplated hereby.

     (d) Fund A shall have filed on Form N-4 a post-effective amendment to its registration statement under the 1933 Act and the 1940 Act, and such additional amendments thereto as may be necessary or desirable to effect the purposes of the Agreement and the Reorganization contemplated hereby.

     (e) At a meeting of the Contract Owners called for such purpose (or any adjournments thereof), a majority of the votes represented in person or by proxy at a meeting of the Contract Owners called for that purpose, shall have voted in favor of approving this Agreement and the Reorganization contemplated hereby.

     (f) Lincoln Life, Fund A and the LVIP G&I Fund shall have received an opinion of Dechert, LLP as to the federal income tax consequences of the Reorganization in form and substance reasonably satisfactory to Lincoln Life, Fund A and the LVIP G&I Fund to the effect that, as of the Closing Date:

         (1) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the restructuring of Fund A as a New UIT;

         (2) Lincoln Life (including Fund A) will not recognize any gain or loss as a result of the transfer of Fund A's assets to LVIP G&I Fund in exchange for shares of the LVIP G&I Fund and the assumption by the LVIP G&I Fund of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UIT);

         (3) The LVIP G&I Fund's basis in Fund A's assets received will be the same as Lincoln Life's basis in those assets immediately prior to the Reorganization;

         (4) The LVIP G&I Fund's holding period for the transferred assets will include Lincoln Life's holding period therefore;

         (5) No gain or loss will be recognized by the LVIP G&I Fund upon the receipt of Fund A's assets solely in exchange for the issuance of LVIP G&I Fund's shares and the assumption of Fund A's liabilities (other than liabilities associated with insurance obligations that will be assumed by the New UITs);

         (6) No gain or loss will be recognized by the Contract Owners as a result of the Reorganization;

         (7) Lincoln Life's aggregate basis in the shares of the LVIP G&I Fund received in the Reorganization will be the same as the aggregate adjusted basis of the assets surrendered in exchange there for reduced by the amount of any liabilities of Fund A assumed by the LVIP G&I Fund; and

         (8) Lincoln Life's holding period in the shares of the LVIP G&I Fund received in the Reorganization will include its holding period for the assets surrendered in exchange therefore, provided that at the time of the exchange, such assets were held as capital assets.

     (g) Each party shall have furnished, as reasonably requested by any other party, other legal opinions, officers' certificates, incumbency certificates, certified copies of board and committee resolutions, good standing certificates, and other closing documentation as may be appropriate for a transaction of this type.

                                   ARTICLE IV

                                    Expenses

          Lincoln Life shall bear all expenses in connection with effecting the Reorganization contemplated by this Agreement including, without limitation, preparation and filing of registration statements, applications, and amendments thereto on behalf of any and all parties hereto; and all legal, accounting, and data processing services necessary to effect the Reorganization.

                                    ARTICLE V

                                  Miscellaneous

          This Agreement may be terminated and the Reorganization abandoned at any time prior to the Effective Time, notwithstanding approval by the Contract Owners, by mutual consent of the parties hereto.

           If, at any time after the Closing Date, the New UIT, the LVIP G&I Fund, or Lincoln Life determine that any further conveyance, assignment, documentation, or action is necessary or desirable to complete the Reorganization contemplated by this Agreement or to confirm full title to the assets transferred, the appropriate party or parties shall execute and deliver all such instruments and take all such actions.

         This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Indiana, without regard to its principles of conflicts of law.

         IN WITNESS WHEREOF, as of the day and year first above written, each of the parties has caused this Agreement to be executed on its behalf.



THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

By:               /s/ Kevin J. Adamson

        Name:     Kevin J. Adamson
        Title:   Second Vice President


LINCOLN NATIONAL VARIABLE ANNUITY FUND A


By:  ____________________________________________
        Name:
        Title:



By:               /s/ William P. Flory, Jr.
        Name:    William P. Flory, Jr.
        Title:   Second Vice President and
                 Chief Accounting Officer

LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, on behalf of the LVIP Delaware Growth and Income Fund

By:               /s/ Daniel R. Hayes

        Name:     Daniel R. Hayes
        Title:    President

                                    EXHIBIT B

      Management's Discussion of Fund Performance and Financial Highlights

Management's Discussion of Fund Performance


         The discussion of performance for both Fund A and the LVIP G&I Fund in this Exhibit B is taken from the respective Funds' most recent annual reportreports to shareholders and does not reflect developments occurring after the report was filed with the SEC and sent to shareholders.



                    Lincoln National Variable Annuity Fund A

2007 Annual Report Commentary

The Fund returned 5.21%for the fiscal year 2007, while its benchmark, the Russell 1000 Index*, returned 5.77%.

The equity markets ended 2007 on a generally positive note. Over this period the markets experienced heightened levels of volatility, driven on one hand by record high commodity prices, deteriorating conditions in the housing market, and general economic uncertainty, while on the other hand by record merger and acquisition (M&A) activity and robust global economic growth. After a strong start to 2007, the markets were rattled in the second quarter as fears of an economic slowdown and concerns over a rise in subprime mortgage defaults created uneasiness among investors. Instability in the markets continued throughout the latter part of the year as further signs of weakness in the housing market and dislocation in the credit markets caused investors to shun financial and consumer-related stocks. Attempts by the Federal Reserve to provide stability to the financial system through interest rate cuts were greeted positively by the markets but did little to alleviate concerns that the economy may be heading for a hard landing. Despite recessionary fears stealing the headlines, healthy consumer spending and favorable employment trends continued to provide upside support to the economy, which helped keep the markets in positive territory for the year.

The Fund's return slightly lagged that of its benchmark for the year. The Fund's performance relative to the Russell 1000 Index was attributable to stock selection in the capital goods, basic materials, and consumer services sectors. Stocks contributing to performance included overweight positions in National Oilwell Varco, an oil services company, Express Scripts, a provider of pharmacy benefit management services, and Deere & Co., an agricultural and commercial equipment manufacturer. Stock selection in the finance, Consumer Staples and Media sectors detracted from performance. Stocks having a negative impact on the Fund relative to its benchmark included overweight positions in PMI Group, a global financial services firm, and Washington Mutual, a consumer and small business bank, and a lack of exposure to Apple Computer.

The equity markets continue to be highly volatile in the face of a slowing economy coupled with further fallout from the subprime mortgage contagion. Moving into 2008 we maintain a constructive view on the equity markets, as healthy corporate balance sheets combined with increased foreign investment in the U.S. should provide upside support in the form of share buybacks and M&A activity. We expect market volatility to persist over the near term given the low level of economic visibility and worries lingering in the credit markets. Provided that the economy grows at a moderate pace and employment holds up, the markets are likely to react favorably to further interest rate cuts by the Federal Reserve, other factors held equal.

At December 31, 2007, the Fund no longer held a position in PMI Group.

Francis X. Morris
Christopher S. Adams, CFA
Michael S. Morris, CFA
Donald G. Padilla, CFA

Growth of $10,000 invested 12/31/97 through 12/31/07
Variable Annuity Fund A
Russell 1000 Index


[Chart]





This chart illustrates, hypothetically, that $10,000 was invested in Fund A on 12/31/97. As the chart shows, by December 31, 2007, the value of the investment at net asset value, with any dividends and distributions reinvested, would have grown to $14,340.For comparison, look at how the Russell 1000 Index did over the same period. The same $10,000 investment would have grown to $18,243. Earnings from a variable annuity investment compound tax-free until withdrawn, so no adjustments were made for income taxes. Past performance is not indicative of future performance. Remember, an investor cannot invest directly in an index.

Average annual total returns                                    Ended
on investment                                                12/31/07
Standard Class Shares
One Year                                                       + 5.21%
Five Years                                                     +11.69%
Ten Years                                                       +3.67%
 *The Russell 1000 Index measures the performance of the 1000 largest companies in the Russell 3000 Index, which represents approximately 92% of the total market capitalization of the Russell 3000 Index.

                      LVIP Delaware Growth and Income Fund

2007 Annual Report Commentary

The Fund returned 6.12% (Standard Class with distributions reinvested) for the fiscal year ended December 31, 2007, while its benchmark, the Russell 1000 Index*, returned 5.77%.

The equity markets ended 2007 on a generally positive note. Over this period the markets experienced heightened levels of volatility, driven on one hand by record high commodity prices, deteriorating conditions in the housing market, and general economic uncertainty, while on the other hand by record merger and acquisition (M&A) activity and robust global economic growth. After a strong start to 2007, the markets were rattled in the second quarter as fears of an economic slowdown and concerns over a rise in subprime mortgage defaults created uneasiness among investors. Instability in the markets continued throughout the latter part of the year as further signs of weakness in the housing market and dislocation in the credit markets caused investors to shun financial and consumer-related stocks. Attempts by the Federal Reserve to provide stability to the financial system through interest rate cuts were greeted positively by the markets but did little to alleviate concerns that the economy may be heading for a hard landing. Despite recessionary fears stealing the headlines, healthy consumer spending and favorable employment trends continued to provide upside support to the economy, which helped keep the markets in positive territory for the year.


The Fund's return exceeded that of its benchmark for the year. The Fund's out performance relative to the Russell 1000 Index was attributable to stock selection in the capital goods, basic materials, and consumer services sectors. Stocks contributing to performance included overweight positions in National Oilwell Varco, an oil services company, Express Scripts, a provider of pharmacy benefit management services, and Deere & Co., an agricultural and commercial equipment manufacturer. Stock selection in the finance, consumer staples and media sectors detracted from performance. Stocks having a negative impact on the Fund relative to its benchmark included overweight positions in PMI Group, a global financial services firm, and Washington Mutual, a consumer and small business bank, and an underweight position in Apple Computer. At December
31, 2007, the Fund no longer held positions in Apple Computer and PMI Group.


The equity markets continue to be highly volatile in the face of a slowing economy, coupled with further fallout from the subprime mortgage contagion. Moving into 2008, we maintain a constructive view on the equity markets, as healthy corporate balance sheets combined with increased foreign investment in the U.S. should provide upside support in the form of share buybacks and M&A activity. We expect market volatility to persist over the near term given the low level of economic visibility and worries lingering in the credit markets. Provided that the economy grows at a moderate pace and employment holds up, the markets are likely to react favorably to further interest rate cuts by the Federal Reserve, other factors held equal.

Francis X. Morris
Christopher S. Adams, CFA
Michael S. Morris, CFA
Donald G. Padilla, CFA

Growth of $10,000 invested 12/31/97 through 12/31/07


[CHART]


This chart illustrates, hypothetically, that $10,000 was invested in the LVIP Delaware Growth and Income Fund Standard Class shares on 12/31/97. Performance of the Service Class shares would be lower than Standard Class shares as a result of higher expenses. As the chart shows, by December 31, 2007, the value of the investment at net asset value, with any dividends and distributions reinvested, would have grown to $16,170. For comparison, look at how the Russell 1000 Index did over the same period. The same $10,000 investment would have grown to $18,243. Earnings from a variable annuity investment compound tax-free until withdrawn, so no adjustments were made for income taxes. Past performance is not indicative of future performance. Remember, an investor cannot invest directly in an index. An expense waiver was in effect for the Fund during the periods shown. Performance would have been lower had the expense waiver not been in effect.

              Average annual total returns                       Ended
              on investment                                   12/31/07
              --------------------------------------------------------

              Standard Class Shares
              --------------------------------------------------------
              One Year                                           +6.12%
              ---------------------------------------------------------
              Five Years                                        +12.82%
              ---------------------------------------------------------
              Ten Years                                          +4.92%
              ---------------------------------------- ----------------

              Service Class Shares
              ------------------------------ --------------------------
              One Year                                           +5.85%
              ---------------------------------------------------------
              Inception (5/19/04)                               +10.27%
              ---------------------------------------------------------

* The Russell 1000 Index measures the performance of the largest 1,000 U.S. companies in the Russell 3000 Index, which represents approximately 92% of the total market capitalization of the Russell 3000 Index.

Financial Highlights


         The financial highlights tables are intended to help you understand the performance of Lincoln National Variable Annuity Fund A and the Standard Class of the LVIP Delaware Growth and Income Fund for the past five years or since inception. Certain information reflects financial results for a single share. Total return represents the rate that a shareholder would have earned (or lost) on a fund share assuming reinvestment of all dividends and distributions. The financial highlights of both Lincoln National Variable Annuity Fund A and the LVIP Delaware Growth and Income Fund for the years ended December 31, 2003 through December 31, 2007 have been audited by Ernst & Young LLP, the Funds' independent registered public accounting firm. Ernst & Young's most recent reports, along with the Funds' financial statements for periods through December 31, 2007, are included in the respective Fund's Annual Report to Shareholders. The financial highlights of both Fund A and LVIP G&I Fund for the six months ended June 30, 2008, which are unaudited, are included in each Fund's Semi-Annual Report to Shareholders dated June 30, 2008. Each Fund's
Annual Report to Shareholders dated December 31, 2007 and Semi-Annual Report to Shareholders dated June 30, 2008, are available upon request.

                    Lincoln National Variable Annuity Fund A

Financial Highlights--Selected Per Unit Data and Ratios

The following is selected financial data for an accumulation unit outstanding throughout each period:

                                                                         Year Ended December 31,
                                     Six Months       (2007)        (2006)       (2005)        (2004)       (2003)
                                        Ended
                                      June 30,
                                       2008(1)
                                     (Unaudited)
---------------------------------- ---------------- ------------ ------------- ------------ ------------- ------------
---------------------------------- ---------------- ------------ ------------- ------------ ------------- ------------
Investment income . . . . . . .            $ 0.191      $ 0.388       $ 0.354      $ 0.338       $ 0.343      $ 0.245
Expenses. . . . . . . . . . . .            (0.138)      (0.297)       (0.257)      (0.239)       (0.218)      (0.184)
                                           -------      -------       -------      -------       -------      -------
.. . .
Net investment income. . . .                 0.053        0.091         0.097        0.099         0.125        0.061
Net realized and unrealized gain
(loss) on investments .                    (2.341)        1.016         2.022        0.732         1.642        3.612
                                           -------        -----         -----        -----         -----        -----
Increase (decrease) in
accumulation unit value . . . .            (2.288)        1.107         2.119        0.831         1.767        3.673
..
Accumulation unit value at
beginning of period . . . . . .             22.369       21.262        19.143       18.312        16.545       12.872
                                            ------       ------        ------       ------        ------       ------
Accumulation unit value at end
of period . . . . . . . . . . .           $ 20.081     $ 22.369      $ 21.262     $ 19.143      $ 18.312     $ 16.545
                                          ========     ========      ========     ========      ========     ========
Net assets, end of period (000
omitted). . . . . . . . . . . .           $ 60,223     $ 70,360      $ 76,710     $ 75,923      $ 80,883     $ 79,708
Ratio of expenses to average net
assets . . . . . . . . . . .                 1.33%        1.32%         1.28%        1.28%         1.28%        1.27%
Ratio of net investment income
to average net assets .                      0.48%        0.43%         0.48%        0.53%         0.73%        0.42%
Total investment return . . .             (10.23%)        5.21%        11.07%        4.54%        10.68%       28.54%
Portfolio turnover rate . . . .             38.61%       29.16%        28.83%       20.40%        38.72%       77.30%
Number of accumulation units
outstanding at end of
period (expressed in thousands):
Accumulation units . . . . . .               2,783        2,912         3,330        3,689         4,103        4,466
Reserve units . . . . . . . . .                171          185           220          214           245          278

----------------------------------
(1)Ratios and portfolio turnover have been annualized and total return has not been annualized.

                      LVIP Delaware Growth and Income Fund
                              (Standard Class only)

Financial Highlights

Selected data for each share of the Fund outstanding throughout each period were as follows:


                                          LVIP Delaware Growth and Income Fund Standard Class
                               Six Months
                                  Ended
                               6/30/08(1)                                    Year Ended
                               (Unaudited)      12/31/07       12/31/06       12/31/05          12/31/04  12/31/03(2)
                             ---------------- -------------- -------------- ------------- -------------- -------------
Net asset value, beginning
of period . . . . . . .           $    6.857       $ 35.157       $ 31.673      $ 30.407       $ 27.502      $ 21.438
..
Income (loss) from
investment operations:
Net investment income(3)             (0.236)        (0.483)        (0.450)       (0.427)        (0.458)       (0.304)
Net realized and
unrealized gain (loss) on            (3.850)          1.660          3.454         1.253         2 .821         6.047
                                     -------          -----          -----         -----         =-----         -----
investments . . .
Total from investment
operations. . . . . . . .            (3.614)          2.143          3.904         1.680          3.279         6.351
                                     -------          -----          -----         -----          -----         -----
.. . .
Less dividends and
distributions from:
Net investment income                      --        (0.443)        (0.420)       (0.414)        (0.374)       (0.287)
                             --------      --        -------        -------       -------        -------       -------
Total dividends and
distributions . . . . . .                  --        (0.443)        (0.420)        0.414)        (0.374)       (0.287)
                             --------      --        -------        -------        ------        -------       -------
.. . .
Net asset value, end of           $   33.243       $ 36.857       $ 35.157      $ 31.673       $ 30.407      $ 27.502
                                  ==========       ========       ========      ========       ========      ========
period . . . . . . . . . .
.. . .
Total return(4) . . . . .            (9.81%)          6.12%         12.36%         5.54%         11.99%        29.71%
.. . . .
Ratios and supplemental
data:
Net assets, end of period
(000 omitted) . . . .             $1,511,846     $1,823,930     $1,989,459    $2,076,169     $2,245,431    $2,242,161
Ratio of expenses to
average net assets . . . .             0.40%          0.40%          0.38%         0.38%          0.37%         0.38%
..
Ratio of net investment
income to average net                  1.38%          1.29%          1.37%         1.39%          1.63%         1.28%
assets . . . . . . . . . .
.. . . .
Portfolio turnover . . . .               38%            31%            29%           20%            38%           72%


(1) Ratios and portfolio turnover have been annualized and total return has not been annualized.
(2) Effective April 30, 2003, the Lincoln National Growth and Income Fund, Inc. was merged into the Fund. The financial highlights for periods prior to April 30, 2003 reflect the performance history of the Lincoln National Growth and Income Fund, Inc. (3) The average shares outstanding method has been applied for per share information.
(4) Total investment return is based on the change in net asset value of a share during the period and assumes reinvestment of dividends and distributions at net asset value.

                                    EXHIBIT C

                   Ownership of Shares as of January 9, (2009)

Number of Outstanding Shares

           LVIP Growth and Income Fund                                  Shares Outstanding
           ----------------------------                                 ------------------
           Standard Class                                                  47,256,407.83
           Service Class                                                         2,132,050.66
                 Total                                                         49,388,458.50


           Lincoln National Variable Annuity Fund A                     Shares Outstanding



Principal Holders of Shares of LVIP G&I Fund

------------------------------ ---------------------------------------------- ------------------ ------------------
Series Name/Class                      Shareholder Name and Address             Share Amount        Percentage
------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------
RECORD OWNERS
Standard Class
------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------
Service Class
------------------------------ ---------------------------------------------- ------------------ ------------------

------------------------------ ---------------------------------------------- ------------------ ------------------
BENEFICIAL OWNERS
Standard Class
------------------------------ ---------------------------------------------- ------------------ ------------------
Service Class
------------------------------ ---------------------------------------------- ------------------ ------------------

Principal Holders of Shares of Lincoln National Variable Annuity Fund A

------------------------------ ---------------------------------------------- ------------------ ------------------
Series Name/Class                      Shareholder Name and Address             Share Amount        Percentage
------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------
RECORD OWNERS

------------------------------ ---------------------------------------------- ------------------ ------------------
------------------------------ ---------------------------------------------- ------------------ ------------------

------------------------------ ---------------------------------------------- ------------------ ------------------

------------------------------ ---------------------------------------------- ------------------ ------------------
BENEFICIAL OWNERS

------------------------------ ---------------------------------------------- ------------------ ------------------

------------------------------ ---------------------------------------------- ------------------ ------------------


                                     PART B

                    LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                      LVIP Delaware Growth and Income Fund
                  ---------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                               January 26, 2009
                   ---------------------------------------------

------------------------------------------------------------ ---------------------------------------------------------
Acquisition of the Assets and Liabilities of                 In Exchange for Shares of LVIP Delaware Growth and
Lincoln National Variable Annuity Fund A                     Income Fund (a series of Lincoln Variable Insurance
1300 South Clinton Street                                    Products Trust)
Fort Wayne, Indiana 46802                                    1300 South Clinton Street
                                                             Fort Wayne, Indiana 46802

------------------------------------------------------------ ---------------------------------------------------------

         This Statement of Additional Information (SAI), which is not a prospectus, supplements and should be read in conjunction with, the Proxy Statement/Prospectus dated January __, 2009, relating specifically to the proposed transfer of all of the assets and liabilities of Lincoln National Variable Annuity Fund A to the LVIP Delaware Growth and Income Fund in exchange for shares of the LVIP Delaware Growth and Income Fund (Reorganization). To obtain a copy of the Proxy Statement/Prospectus, please write to LINCOLN VARIABLE INSURANCE PRODUCTS TRUST, 1300 South Clinton Street, Fort Wayne, Indiana 46802, or call (800) 4LINCOLN (454-6265). The Reorganization will be pursuant to an Agreement and Plan of Reorganization.

         This SAI incorporates by reference the following described documents, each of which was filed electronically with the Securities and Exchange Commission and is incorporated by reference herein:

         (1) The SAI of Lincoln Variable Insurance Products Trust, dated April 30, 2008, as supplemented;

         (2) The Financial Statements of Lincoln National Variable Annuity Fund A included in the Fund's Annual Report to Shareholders, dated December 31, 2007, and the Semi-Annual Report to Shareholders dated June 30, (2008.)

         (3) The Financial Statements of the LVIP Delaware Growth and Income Fund included in the Trust's Annual Report to Shareholders dated December 31, 2007, and the Semi-Annual Report to Shareholders dated June 30, (2008.)

                           Financial Statements


         Unaudited pro forma financial statements reflecting consummation of the Reorganization are not included in this SAI because the assets of Fund A, the acquired fund, are less than 10% of the assets of the LVIP G&I Fund., the acquiring fund. As previously noted, the audited financial statements for the year ended December 31, 2007 for Fund A and the unaudited financial statements for the period ended June 30, 2008 for Fund A are incorporated by reference into this SAI from Fund A's last Annual Report to Shareholders and Semi-Annual Report to Shareholders, respectively. As previously noted, the audited financial statements for the year ended December 31, 2007 for the LVIP G&I Fund and the unaudited financial statements for the period ended June 30, 2008 for the LVIP G&I Fund are incorporated by reference into this SAI from the LVIP G&I Fund's last Annual
Report to Shareholders and Semi-Annual Report to Shareholders, respectively.


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VOTING INSTRUCTION CARD                                     VOTING INSTRUCTION CARD
                    LINCOLN NATIONAL VARIABLE ANNUITY FUND A
                             1300 S. Clinton Street
                             Fort Wayne, IN (46802)

THESE INSTRUCTIONS ARE SOLICITED ON BEHALF OF THE LINCOLN NATIONAL LIFE INSURANCE COMPANY (THE COMPANY)

Revoking any prior instructions, the undersigned instructs the Company to vote all the shares of Fund A that are attributable to his or her contract or interest therein and held in the Company separate account, at the Special Meeting of the Stockholders to be held on April 9, 2009 and at any adjournment thereof.

                                                                  VOTE VIA THE INTERNET:  www.proxy-direct.com

                                                                  VOTE VIA THE TELEPHONE:  1-866-235-4258






                      EVERY SHAREHOLDERS VOTE IS IMPORTANT!
                          VOTING OPTIONS - VOTE TODAY!
           READ YOUR PROXY STATEMENT AND HAVE IT AT HAND WHEN VOTING.


                       [GRAPHIC OMITTED]              [GRAPHIC OMITTED]              [GRAPHIC
OMITTED]

                           VOTE ON THE INTERNET                          VOTE BY PHONE                                VOTE BY
MAIL
                                          Log on to:                       Call 1-866-235-4258                  Vote, sign and date
this Proxy
                                  www.proxy-direct.com                                         Follow the recorded
                            Card and return in the           Follow the on-screen instructions
                instructions                                     postage-paid envelope                      available 24
                hours                                      available 24
                hours



                                    If you vote on the Internet or by telephone, you need not return this proxy card.

Upon proper execution of this card, the Company is instructed to vote on the Proposal(s) described in the proxy statement as specified below, and, in the Companys discretion, upon such other matters as may properly come before the meeting or any adjournment thereof. If this card is signed and returned but no instruction choice is given for a Proposal, we will vote your proportionate shares FOR that Proposal. If this card is not returned, or is returned not properly executed, the Company will vote such shares in the same proportion as it votes the shares for which it has received instructions.

PLEASE MARK, SIGN, DATE AND RETURN THIS VOTING INSTRUCTION CARD USING THE ENCLOSED ENVELOPE.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.  Example:
===================================================================




(1.) To approve an Agreement and Plan of Reorganization and related transactions to transfer the assets of Fund A to the LVIP Delaware Growth and Income
     Fund, a series of the Lincoln Variable
     Insurance  Products  Trust, in exchange for Standard Class shares of LVIP Delaware
     Growth and Income Fund, and to restructure Fund A into a unit investment trust.




     The Company will vote upon such other business as may properly come before the
     Meeting or any adjournment or postponement thereof.
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                                                                        (LNL-FA)

                       If you have any questions, please contact Lincoln Life toll free at 1-800-454-6265(.)